DRS/A GLOBAL EAGLE

This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of theJumpstart Our Business Startups Act of 2012 on November 27, 2019 and is not being filed publicly under the Securities Actof 1933, as amended.

Registration No. 333-

.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C.20549

AMENDMENT NO.1 TO
CONFIDENTIAL SUBMISSION ON
FORM F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED

(Exact name of Registrant as specified in its charter)

         HongKong                              2836                               Not Applicable

(State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer

     incorporation or organization)       Classification Code Number)       Identification Number)

RM 517 NEW CITY CTR2 LEI YUE,
HONG KONG 999077
(Address,includingzip code of Registrant's principal executive offices)

228 PARK AVE S 79525 NEW YORK,
BIGC SECURITIES,INC.
(Name,addressof agent for service)

3004, Block A, Huarun Qianhai Building,
Nanshan District, Shenzhen
Huayu (Shenzhen) Capital Co., Ltd
(Name, address of agent for service)

Copies to:

Approximate date of commencement of proposed sale to the public: As soon as practicable afterthe effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offeredon a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933,check the following box.☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act,please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act,check the following box and list Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendmentfiled pursuant to Rule 462(d) under the Securities Act,check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whetherthe registrant is an emerginggrowth company as defined in Rule 405 of the Securities Act of 1933.Emerging growth company.☒

If an emerginggrowth company that prepares its financial statements in accordance with U.S.GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revisedfinancial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.☒

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act,as amended,or until the registration statement shall become effective on suchdate as the Securities and Exchange Commission,acting pursuant to said Section 8(a) may determine.

PRELIMINARY PROSPECTUS

ORDINARY SHARES

We are offering(    )ordinary shares.This is the initial public offering of ordinary shares of (    ).The offering price of our ordinary shares in this offering is expected to be $5.00 per share.Prior to this offering, there has been no public market for our ordinary shares.

We have applied to list our ordinary shares on the Nasdaq Capital Market under the symbol 'NOI'. There is no assurance that such application will be approved,and if our application is not approved,this offering may not be completed.

Investing in our ordinary sharesinvolves a high degree of risk.Beforebuying any shares,you should carefully read the discussion of material risks of investing in our ordinary shares in'Risk Factors'.

We are an'emerging growth company'as defined under the federal securities laws and,as such,will be subject to reduced public company reporting requirements.See'Prospectus Summary-Implications of Being an Emerging Growth Company'for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.Any representation to the contrary is a criminal offense.

We are not a Chinese operating company,but rather a holding company incorporated in the HONG KONG.As a holding company with no material operations of our own,we conduct a substantial majority of our operations through our operating entities established in the People's Republic of China (or the'PRC').The Ordinary Shares offered in this prospectus are shares of the HONG KONG holding company.Holders of our Class A Ordinary Shares do not directly own any equity interests in our Chinese operating subsidiaries,but will instead own shares of a HONG KONG holding company.The Chinese regulatory authorities could disallow our corporate structure,which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares,including that it could cause the value of our Ordinary Shares to significantly decline or become worthless.Unless otherwise stated, as used in this prospectus and in the context of describing our operations and consolidated financial information, 'we,''us,''Company,'or'our,'refers to GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED., a HONG KONG holding company.For a description of our corporate structure,see'Corporate History and Structure.'See also'Risk Factors-Risks Relating to Our Corporate Structure.'

We face various legal and operational risks and uncertainties relating to our operations in China. These risks, together with uncertainties in China's legal system and the interpretation and enforcement of Chinese laws,regulations,and policies, could hinder our ability to offer or continue to offer our securities,result in a material adverse effect on our business operations,and damage our reputation,which could cause our shares to significantly decline in value or become worthless. The Chinese governmentmay intervene or influence the operations of our PRC subsidiaries at any time and may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers,which could result in a material change in the operations of our PRC subsidiaries and/or the value of our common stock.Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securitie to significantly decline or be worthless.

Recently,the PRC government adopted a series of laws,regulatory measures and issued statements to regulate business operations in China,including cracking down on illegal activities in the securities market,adopting new measures to extend the scope of cybersecurity reviews,and expanding the efforts in anti-monopoly enforcement.The Cyberspace Administration of China ('CAC') has opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation,and how companies collect,store,process and transfer data,among other things.If we are subject to such a probe or are required to comply with the stringent requirements of the new regulations,our ability to conduct our business or list on a U.S.stock exchange may be restricted.As of the date of this prospectus,we and our subsidiaries have not been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority,nor has any of them received any inquiry,notice or sanction.There are currently no relevant laws or regulations in China that prohibit companies whose subsidiaries or entity interests are within China from listing on overseas stock exchanges.However,since these statements and regulatory actions are newly published,official guidance and related implementation rules have not been issued.It is highly uncertain what the potential impact such modified or new policies and regulations will have on our daily business operation,the ability to accept foreign investments and our ability to continue trading on a U.S.securities marketplace or stock exchange.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds,before expenses,to us	$	$

(1) Does not include accountable and non-accountable expense allowance payable to underwriters.
Please see the section of this prospectus entitled 'Underwriting' for additional information regarding underwriter compensation.

We expect our total cash expenses for this offering (including cash expensespayable to our underwriters for their out-of-pocket expenses) to be approximately $[ ],exclusive of the above commissions.In addition,we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority,or FINRA,as underwriting compensation.These payments will further reduce proceeds available to us before expenses.See'Underwriting.'

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared.Neither we nor any of the underwriters take responsibility for,and can provide no assurance as to the reliability of,any other information that others may give you.This prospectus is an offer to sell only the shares offered hereby,but only under circumstances and in jurisdictions where it is lawful to do so.The information contained in thisprospectus is current only asof its date, regardless of the time of delivery f thisprospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required,other than in the United States.Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to,the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with,the more detailed information and financial statements appearing elsewhere in this prospectus.In addition to this summary,we urge you to read the entire prospectus carefully,especially the risks of investing in our Ordinary Shares discussed under'Risk Factors' before deciding whether to buy our Ordinary Shares.

Our Mission

  As an outstanding representative of the pharmaceutical food industry, the company plays a leading and supportive role in promoting the high-quality development of the big health industry.
  The company's main business is health management services, as well as supporting services such as global eagle health Baijiu, electrolyte water and atomizer. By using Global Eagle Wine as a carrier for medicine and food, it supplements human energy and mineral electrolytes, prevents aging and chronic diseases, and creates a leading global brand in the life track
  The company will continue to participate in the construction of the standardization system, continuously promote the standard innovation strategy, and continuously lead the healthy and high-quality development of the industry.

Overview of Our Company

  The company is positioned as a life and mass health industry, and aspires to be a professional chronic disease treatment and health management organization.
  The company has made breakthrough progress in the detection, treatment and health care prevention of chronic diseases in terms of technical means, which will be a revolutionary subversion of human health and modern medicine, especially for all chronic diseases, including leukemia and various skin diseases, characterized by cardiovascular and cerebrovascular diseases, diabetes, malignant tumors and chronic obstructive pulmonary diseases, which can be called "the number one killer in the world today".

History and Development

  On December 29, 2016, Global Eagle (Jiangsu Global Eagle Health Technology Co., Ltd.) signed a strategic agreement with Moutai Group to jointly customize Baijiu Global Eagle, aiming at producing a healthy Baijiu - reducing harmful substances such as methanol, heavy metals and fusel oil in the wine, and supplementing energy (energy) and physical mineral electrolytes (nutrition) needed by human body;
  On January 2017, Platinum Global Eagle Wine went into mass production and passed inspection;
  On November 2, 2017, Global Eagle Winery Holdings Limited was established, specializing in the Global Eagle Winery business segment;
  On August 30, 2017, Global Eagle Liquor passed the experiment of inducing acute liver injury in mice by Shanghai Medical Research Institute, and the experiment of Global Eagle Liquor and Maotai Group Caihuitianxia Liquor on carbon tetrachloride induced acute liver injury in mice, combined with the toxicological test report of mice, proved that Global Eagle Baijiu brewed by this method significantly reduced the harm to human body and increased its vitality compared with other Baijiu.
  On March 2023, Global Eagle applied for the national key project of the 14th Five Year Plan of the National Health Commission, the Research Project on the Application of Non drug Therapy to the Prevention and Treatment of Chronic Diseases and COVID-19 and the Adjuvant Rehabilitation Treatment of Sequelae and the Improvement of Human Immunity, that is, the application of energy and nutrition to human life, chronic diseases and the improvement of immunity.
  It set up sales companies, health management companies and life science and technology companies nationwide to develop comprehensively at home and abroad
  Global Eagle Wine Expert Consensus Seminar held by Zhongguancun Health Service Industry Promotion Association on August 1, 2024

The Industry

  The core competitiveness of the company lies in using wine as a carrier and introducing proprietary technology of ceramic energy rods.
  This not only reduces harmful substances such as methanol, heavy metals, and fusel oil in wine, but also supplements the daily energy (energy) and physical mineral electrolyte trace elements (nutrients) needed by the human body, such as calcium, magnesium, potassium, selenium, manganese, etc;
  Global Eagle Wine Holdings and Global Eagle Wine have been included in the drafting unit of the national drug food homology team standard, which can effectively solve human diseases, chronic diseases, aging and health, without changing people's health habits.
  Other products that can change health cannot replace core competitiveness.

Our Solution

  The brand strategy of Global Eagle (China) Life Technology Co., Ltd. is to not change people's living habits, but to change the way of health.
  Through the use of Global Eagle wine as a carrier for medicine and food, it supplements human energy and mineral electrolytes, prevents aging and chronic diseases, and creates a global leading brand in the life track, allowing people to toast to youth.

Our Product

  Rich in mineral electrolytes and trace elements to assist in chronic disease management.
  Global Eagle Wine innovatively uses plasma technology to incorporate various beneficial mineral electrolytes and trace elements into the wine.
  These elements play an important role in regulating electrolyte balance, enhancing immunity, and promoting cell metabolism in the body.
  For people with chronic diseases, moderate consumption of Global Eagle Wine may assist in regulating body functions, promoting disease recovery and health management to a certain extent.
  Optimize taste and comfort to reduce the negative impact of alcohol
  The active mineral electrolytes and trace elements in Global Eagle Wine promote the conversion of ethanol to esters, giving the wine a unique soft and mellow flavor, while slowing down the speed of drunkenness, accelerating alcohol metabolism, and reducing the feeling of hangover.
  This feature not only enhances the pleasure of drinking, but also reduces the acute damage of alcohol to organs such as the liver, which has a positive significance in reducing the risk of chronic diseases caused by excessive drinking.

Our Competitive Strengths

  The core competitiveness of the company lies in using wine as a carrier and introducing proprietary technology of ceramic energy rods.
  This not only reduces harmful substances such as methanol, heavy metals, and fusel oil in wine, but also supplements the daily energy (energy) and physical mineral electrolyte trace elements (nutrients) needed by the human body, such as calcium, magnesium, potassium, selenium, manganese, etc;
  Global Eagle Wine Holdings and Global Eagle Wine have been included in the drafting unit of the national drug food homology team standard, which can effectively solve human diseases, chronic diseases, aging and health, without changing people's health habits. Other products that can change health cannot replace core competitiveness.

Our Challenges

  The company is facing challenges compared with the global liquor industry in terms of the difference in application field competition and people's perception of traditional Baijiu hurting people's health when entering the field of general health

Our market opportunity

  Our business opportunity lies in the homology of medicine and food of our products, which can effectively solve the chronic disease, aging and health of human body, advocate not changing people's health habits, and can change the purpose of health. Our other products can not replace the core competitiveness in the near future.
  Through free consumption experience, we can give equivalent gold to buy wine, deeply lock in end users, let users pass physical examination after drinking habits, and combine the company's Internet hospital to direct online health education and health services for end users, so as to achieve long-term repurchase of users, and effectively solve the problems of enterprise customer acquisition and product marketing.

What we do

  Key selected cultivation layout
  Based on the suitable growth conditions of Eucommia ulmoides and the growth performance of existing Eucommia ulmoides resources, Eucommia ulmoides cultivation in China is divided into the most suitable cultivation area, suitable cultivation area, and relatively suitable cultivation area.
  Industrial layout
  Based on the above-mentioned suitable cultivation zoning of Eucommia ulmoides in China, combined with the key construction areas and directions of the new Eucommia ulmoides rubber resource base, the layout of Eucommia ulmoides industry construction is carried out, steadily promoting the cultivation, production and processing, and service industry development of Eucommia ulmoides resources.
  Industrial structure
  Viewing the Eucommia ulmoides industry as a part of political and environmental ecological construction, targeted poverty alleviation, and receiving government support, we have designed three-dimensional composite and energy based solutions for multiple fields including rubber, aerospace, military defense, shipbuilding, transportation, communication, electricity, medicine (health products), agriculture and forestry, food (beverages), animal husbandry and aquaculture, and agroforestry.

Our Corporate Structure

Our Strategy

  Strive to establish Eucommia ulmoides resource base and national cultivation base
  1 Resources are the foundation of industrial development, and Eucommia ulmoides is a tree species with both ecological and economic value.
  2 Taking into account the opportunities of national ecological construction and protection, as well as the current implementation of a new round of returning farmland to forests, desertification control system construction, urban and rural greening projects, we will increase the construction of Eucommia ulmoides forests and cultivate Eucommia ulmoides resources.
  Construction of Eucommia ulmoides Processing Industry System
  1 Vigorously promote the research and application of Eucommia ulmoides rubber extraction technology.
  2 Accelerate the research and development of traditional Chinese medicine and functional products of Eucommia ulmoides, as well as the industrialization of aerosol products.
  3 Accelerate the development of Eucommia ulmoides oil and products.
  4 Vigorously promote the development of comprehensive utilization technology for Eucommia ulmoides resources.
  5 Vigorously promote the research and production of Eucommia ulmoides functional feed
  Construction of Industrial Demonstration and Guidance Projects
  1 Accelerate the construction of demonstration bases for Eucommia ulmoides industry
  2 Intensify efforts to promote the cultivation of leading enterprises in Eucommia ulmoides
  3 Strengthening the integration guidance of Eucommia ulmoides industry
  Construction of Eucommia ulmoides Technology Support System
  1 Accelerate the construction of a platform for technological innovation and industrial development in the Eucommia ulmoides industry.
  2 Accelerate the cultivation of high-quality Eucommia ulmoides seeds and innovation in cultivation techniques.
  3 Accelerate the research and development of key technologies and core equipment for Eucommia ulmoides.
  4 Vigorously promote the transformation of technological achievements in the Eucommia ulmoides industry
  5 Accelerate the construction of the Eucommia ulmoides technology promotion system
  6 Vigorously promote the construction of Eucommia ulmoides industry certification
  Construction of Eucommia ulmoides market circulation system
  1 Vigorously promote the credit system and brand building of Eucommia ulmoides industry.
  2 Vigorously promote the connection of Eucommia ulmoides production and sales chain.
  3 Actively cultivate the Eucommia ulmoides product market
  4 strengthen the construction of modern logistics system of Eucommia ulmoides
  5 accelerate the construction of Eucommia ulmoides industry information system
  6 vigorously promote the construction of Eucommia ulmoides industry e-commerce platform.
  7 Accelerate the marketization of the Eucommia ulmoides (China) International Industry Fund

Risk Factors Summary

  The Chinese government lacks supportive policies for the industry
  In the current stage of Chinese economic and political development,the Chinese government shows low concern for the Eucommia ulmoides industry and lacks policy support for the industry.
  The ambiguity and absence of industry regulations in China
  At present,Chinese Eucommia ulmoides lacks targeted legal regulations and policies,which leads to the ambiguity and uncertainty of the current regulatory environment of our main business.
  Operational problems faced during the rapid growth period
  In recent years,we have been developing rapidly and our operation and development are entering into a rapid growth period.During this phase,we will encounter some of the problems commonly faced by companies in the rapid growth period,including our relatively limited experience in operating on an operational scale.

Implications of Our Being an 'Emerging Growth Company'

On September 9,2022, the SEC adopted inflation adjustments mandated by the Jumpstart Our Business Startups Act of 2012 (the'JOBS Act'). As a result,an 'emerging growthcompany'will lose its emerginggrowth company statuson the last day of the fiscal year in which it has $1.235 billion or more in total.As a company with less than $1.235 billion in revenue during our last fiscal year,we qualify as an'emerging growth company'as defined in the JOBS Act.'An'emerging growth company'may take advantage of reduced reporting equirements that are otherwise applicable to larger public companies.In particular,as an emerging growth company,we:

  May present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;
  Are not required to provide a detailed narrative disclosure discussing our compensation principles,objectives and elements and analyzing how those elements fit with our principles and objectives,which is commonly referred to as'compensation discussion and analysis';
  Are not required to obtain an attestation and report from our auditors on our management's assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
  Are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the'say-on-pay,''say-on frequency'and 'say-on-golden-parachute'votes);
  Are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;
  Are eligible to claim longer phase-in periodsfor the adoption of new or revisedfinancial accounting standards under of the JOBS Act; and
  will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20- F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions,including the longer phase-in periods for the adoption of new or revisedfinancial accounting standards under§107 of the JOBS Act.Our election to use the phase-in periodsmay make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act,we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerginggrowth company.The JOBS Act provides that we wouldcease to be an 'emerging growth company'at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933,as amended (the'Securities Act') occurred,if we have more than $1.235 billion in annual revenue,have more than $700 million in market value of our Class A Ordinary Share held by non-affiliates,or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934,as amended (the'Exchange Act').As such,we are exempt from certain provisions applicable to United States domestic public companies.For example:

  We are not required to provide as many Exchange Act reports, or as frequently,as a domestic public company;
  For interim reporting,we are permitted to comply solely with our home country requirements,which are less rigorous than the rules that apply to domestic public companies;
  We are not required to provide the same level of disclosure on certain issues, such as executive compensation;
  We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
  We are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies,consents,or authorizations in respect of a security registered under the Exchange Act; and
  We are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any'short-swing'trading transaction.

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements.Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a'Controlled Company'with securities listed on the Nasdaq Stock Market (Nasdaq),must comply with the exchange's continued listing standards to maintain their listings.Nasdaq has adopted qualitative listing standards.Companies that do not comply with these corporate governance requirements may lose their listing status.Under the Nasdaq rules, a'controlled company'is a company with more than 50% of its voting power held by a single person,entity or group.Under Nasdaq rules,a controlled company is exempt from certain corporate governance requirements including:

  The requirement that a majority of the board of directors consist of independent directors;
  The requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;
  The requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
  The requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange's other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Our Pre-IPO

Prior to the IPO,we will raise an additional capital of USD 1,000,000 in Pre-IPO.The Pre-IPO funds raised will be used for the Company's investment in development of distribution channels and branding,and improvement of management and operation.

Our Corporate Information

Our principal executive offices are located at Building 101, No. 86 Li'an Road, Sihui East, Chaoyang District, Beijing, China 100020. Our registered office in the HONG KONG is located at 60 PAYA LEBAR ROAD #12-03, PAYA LEBR SQUARE,HONG KONG(409051).

OFFERINGS

Below is a summary of the terms of the offering:

Issuer	GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED.
Securities Being Offered	Ordinary Shares, par value US$0.0001 per share
Offering Price	We expect that the initial public offering price will be US$5.00 per Ordinary Share.
Ordinary Shares Outstanding Immediately Before This Offering	Ordinary Shares
Ordinary Shares Outstanding Immediately After This Offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise their option to purchase additional Ordinary Shares in full).
Voting Rights	Each Ordinary Share is entitled to one vote.
Use of Proceeds
Proposed Nasdaq Trading Symbol and Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol 'NOI'This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. No assurance can be given that such listing will be approved or that a liquid trading market will develop for our Ordinary Shares.

Lock-up

Our directors, executive officers, and shareholder who own 5% or more of the outstanding Ordinary Shares intended agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares for a period of 6 months commencing on the date of this prospectus. The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants. See 'Underwriting'for additional information.

Transfer Agent
Risk factors	See 'Risk Factors'for a discussion of risks you should carefully consider before investing in our Ordinary Shares.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk.Before deciding whether to invest in our Ordinary Shares,you should consider carefully the risks described below,together with all of the other information set forth in this prospectus,including the section titled 'Management's Discussion and Analysis of Financial Condition and Results of Operations'and our consolidated financial statements and related notes.If any of these risks actually occurs,our business,financial condition,results of operations or cash flow could be materially and adversely affected,which could cause the trading price of our Ordinary Shares to decline,resulting in a loss of all or part of your investment.The risks described below and in the documents referenced above are not the only ones that we face.Additional risks not presently known to us or that we currently deem immaterial may also affect our business.You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

We have grown rapidly in recent years and have limited experience operating at our current scale of operations.If we are unable to manage our growth effectively,our brand,company culture and financial results may suffer.

We have grown rapidly in the past year and our recent growth rates and financial results should not be considered indicators of our future performance.In order to effectively manage and leverage our growth,we must continue to expand our sales and marketing,focus on innovative product and website development,and upgrade our management information systems. Our continued growth has in the past and may in the future strain our existing resources and we may experience ongoing operational difficulties in managing our operations in numerous jurisdictions, including difficulties in recruiting,training and managing a dispersed and growing employee base.Failure to expand and maintain our company culture through growth may harm our future success,including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate goals.

The management consulting services industry is evolving rapidlyand may not evolve as we expect.Even if our net salescontinue to grow,our net sales growth rate may decline in the future due to a variety of factors,including macroeconomic factors,changes in supply and supply chain,changes in consumer preferences, increased competition and the maturation of our business.Accordingly,you should not rely on our net sales growth rates for any prior period as an indicator of our future performance.Our overall growth in net sales will depend on many factors,including our ability to:

  Price our products and services effectively so that we can attract new customers and expand our relationships with existing customers.
  Accurately forecast our net sales and plan our operating expenses.
  Compete successfully with other companies that are or may be entering our competitive market in the future and respond to developments in those competitors,such as pricing changes and the introduction of new products and services.
  Complying with existing and new laws and regulations that apply to our business.
  Successfully expanding into existing markets and entering new markets, including new geographic areas and categories.
  The successful introduction of new products and enhancements to our products and services and their features,including in response to new trends or competitive dynamics or customer needs or preferences.
  Successfully identifying and acquiring or investing in businesses,products or technologies that we believe will complement or expand our business.
  Avoiding disruptions or interruptions in the distribution of our products and services.
  Providing quality support to our customers that meets their needs.
  Hiring, integrating and retaining talented sales,customer service and other personnel.
  Effectively managing the growth of our business,personnel and operations,including the opening of new showrooms.
  Effectively managing the costs associated with our business and operations.
  Maintaining and enhancing our reputation and brand value.

Because of our limited history of operating our business at our current scale,it is difficult to assess our current operations and future prospects,including our ability to plan for and model future growth. Our limited operating experience at this scale,combined with the rapidly evolving nature of the markets in which we sell our products and services, the significant uncertaintyabout how these markets will develop and other economic factors beyond our control,reduces our ability to accurately forecast quarterly or annual revenues.Failure to effectively manage our future growth could adversely affect our business,financial condition and results of operations.

We have limited sources of working capital and will need substantial additional financing.

The working capital required to implement our business strategy and R&D efforts will most likely be provided by funds obtained through offerings of our equity,debt,debt-linked securities,and/or equity-linked securities,and revenues generated by us.No assurance can be given that we will have revenues sufficient to sustain our operations or that we would be able to obtain equity/debt financing in the current economic environment.If we do not have sufficient working capital and are unable to generate sufficient revenues or raise additional funds,we may delay the completion of or significantly reduce the scope of our current business plan;delay some of our development and clinical or marketing efforts; postpone the hiring of new personnel;or,under certain dire financial circumstances,substantially curtail or cease our operations.

We may need to engage in capital-raising transactions in the near future. Such financing transactions may well cause substantial dilution to our shareholders and could involve the issuance of securities with rights senior to the outstanding shares.Our ability to complete additional financings is dependent on,among other things, the state of the capital markets at the time of any proposed offering,market reception ofthe Company and the likelihood of the success f itsbusiness model and offering terms.There is no assurance that wewill be able to obtain any such additional capital through asset sales, equity or debt financing, or any combination thereof,on satisfactory terms or at all. Additionally,no assurance can be given that any such financing,if obtained, will be adequate to meet our capital needs and to support our operations.If we do not obtain adequate capital on a timely basis and on satisfactory terms,our revenues and operations and the value of our Ordinary Shares and Ordinary Share equivalents would be materially negatively impacted and we may cease our operations.

We are dependent on certain key personnel and loss of these key personnel couldhave a material adverse effecton our business,financial condition and results of operations.

Our success is,to a certain extent,attributable to the management,sales and marketing,and research and development expertise of key personnel. We are dependent upon the services of Jijian You, our President and our Chairman of the Board, for the continued growth and operation of our Company, due to his industry experience, technical expertise, as well as their personal and business contacts in the PRC.Additionally, Ye Wang, Yahoo Xu, Ms.Lai performs key functions in the operation of our business.We may not be able to retain Yahoo Xu,Ye Wang ,Jijian You for any given period of time.Althoughwe have no reason to believe that Yahoo Xu,Ye Wang ,Jijian You will discontinue their services with us or Zhenghe Trading,the interruption or loss of his serviceswould adversely affectour ability to effectively run our businessand pursue our business strategy as well as our results of operations.We do not carry key man life insurance for any of our key personnel,nor do we foresee purchasing such insurance to protect against the loss of key personnel.

Our success depends on our ability to protect our intellectual property.
Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. We own patents and have filed additional patent applications with the Patent Administration Department of the PRC; however, there is no assurance that our filed patent applications will be granted.

Any patents relating to our technologies may not be sufficiently broad to protect our products. In addition, our patents may be challenged, potentially invalidated or potentially circumvented. Our patents may not afford us protection against competitors with similar technology or permit the commercialization of our products without infringing third-party patents or other intellectual property rights.
We also rely on or intend to rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or will apply to register a number of these trademarks. However, third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing these new brands. Further, our competitors may infringe our trademarks, or we may not have adequate resources to enforce our trademarks.

In addition, we also have trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product quality and adhere to stringent quality control measures and have obtained quality control certifications for our products.To meet our customers'requirements and expectations for the quality and safety of our products,we have adopted a stringent quality control system to ensure that every step of the production process is strictly monitored and managed. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products or cancellation or loss of purchase orders from our customers.Moreover,our reputation could be impaired.As a result,our business and results of operations could be materially and adversely affected.

The global coronavirus COVID-19 pandemic has caused significant disruptions in our business,which may continue to materially and adversely affect our results of operations and financial condition.

On March 11,2020,the World Health Organization declared the COVID-19 outbreak a global pandemic.Many businesses and social activities in China and other countries and regions were severely disrupted in 2020, including those of our suppliers,customers and employees.This pandemic has also caused market panics,which materially and negatively affected the global financial markets,such as the plunge of global stocks on major stock exchanges in March 2020.Such disruption and slowdown of the world's economy in 2020 and beyond had,and may continue to have,a material adverse effect on our results of operations and financial condition.We and our customers experienced significant business disruptions and suspension of operations due to quarantine measures to contain the spread of the pandemic,which caused shortage in the supply of raw materials,reduced our production capacity,increased the likelihood of default from our customers and delayed our product delivery.All of thesehad resulted in a materialadverse effect on our resultsof operations and financial condition in the fiscal year 2021.The extent to which the COVID-19 pandemic may impact our business, operations and financial results will depend on numerous evolving factors that the Company cannot accurately predict at this time,including the uncertainty on the potential resurgence of the COVID-19 cases in China,the continual spread of the virus globally,and the instability of local and global government policies and restrictions.We are closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on our business, results of operations and financial condition. If the pandemic persists or escalates,we may be subject to further negative impact on our business operations and financial condition.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy expanded well in the last two decades,the rapid growth of the Chinese economy has slowed down since 2012,and there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People's Bank of China and financial authorities of some of the world's leading economies,including the United States and China.There have been concerns over unrest and terrorist threats in the Middle East,Europe and Africa,which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes.Economic conditions in China are sensitive to global economic conditions,as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business,results of operations and financial condition.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges,however,if our subsidiaries or the holding company were requiredto obtain approvalin the future and were denied permission from Chinese authorities to list on U.S.exchanges,>we will not be able to continue listing on U.S.exchange,which would materially affect the interest of the investors.

Because of our corporate structure as a HONG KONG holding company with operations conducted by our PRC subsidiaries,it involves unique risks to investors.Furthermore,Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale,including that it could cause the value of such securities to significantly decline or become worthless.The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.Under the current government leadership,the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States,with significant policies changes being made from time to time without notice.There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations,including,but not limited to,the laws and regulations governing our business,or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens,death,bankruptcy or criminal proceedings.Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation,environmental regulations,land use rights,property and other matters.The central or local governments of these jurisdictions may impose new,stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future,including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies,could have a significant effect on economic conditions in China or particular regions thereof,and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers,any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Recently,the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,or the Opinions,which was made available to the public on July 6,2021.The Opinions emphasized the need to strengthen the administration over illegal securities activities,and the need to strengthen the supervision over overseas listings by Chinese companies.Effective measures,such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies.As of the date of this prospectus,we have not received any inquiry,notice,warning,or sanctions from PRC government authorities in connection with the Opinions.

On June 10,2021,the Standing Committee of the National People's Congress of China,or the SCNPC,promulgated the PRC Data Security Law,which took effect in September 2021.The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities,and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development,and the degree of harm it will cause to national security,public interests,or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed,leaked, illegally acquired or used.The PRC Data Security Law also providesfor a national security reviewprocedure for data activities that may affectnational security and imposes export restrictions on certain data an information.

In early July 2021,regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc.(NYSE: DIDI) and two days later ordered that the company's app be removed from smartphone app stores.On July 5,2021,the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China's Full Truck Alliance of Full Truck Alliance Co.Ltd.(NYSE:YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ).On July 24,2021,the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education,pursuant to which foreign investment in such firmsvia mergers and acquisitions,franchise development,and variableinterest entities are banned from this sector.

On August 17,2021,the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure,or the Regulations,which took effect on September 1,2021.The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures.The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20,2021,the SCNPC promulgated the Personal Information Protection Law of the PRC,or the Personal Information Protection Law,which took effect in November 2021.As the first systematic and comprehensive law specifically for the protection of personal information in the PRC,the PersonalInformation Protection Law provides,amongothers,that (i) an individual's consent shall be obtained to use sensitive personal information,such as biometric characteristics and individual location tracking,(ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual's rights,and (iii) where personal information operators reject an individual's request to exercise his or her rights,the individual may file a lawsuit with a People's Court.

As such,the Company's business segments may be subject to various government and regulatory interference in the provinces in which they operate.The Company could be subject to regulation by various political and regulatory entities,including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally,the governmental and regulatory interference could significantly limitor completely hinderour ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore,it is uncertain when and whether the Companywill be required to obtain permission from the PRC government to list on U.S.exchanges in the future,and even when such permission is obtained,whetherit will be denied or rescinded.Althoughthe Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S.exchange,our operations could be adversely affected,directly or indirectly,by existing or future laws and regulations relating to its business or industry.

On December 24,2021,the CSRC,togetherwith other relevantgovernment authorities in China issuedthe Provisions of the StateCouncil on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments),and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) ('Draft Overseas Listing Regulations').The Draft OverseasListing Regulations requiresthat a PRC domestic enterprise seeking to issueand list its shares overseas ('Overseas Issuance and Listing') shall complete the filing procedures of and submit the relevant information to CSRC.The Overseas Issuance and Listing includes direct and indirect issuance and listing.Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise ('Overseas Issuer') on the basis of the equity,assets,income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing ('Indirect Overseas Issuance and Listing') under the Draft Overseas Listing Regulations. Therefore,the proposed listing would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations.As such,the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

In addition,on December 28,2021,the CAC,the National Development and Reform Commission ('NDRC'),and several other administrations jointly issued the revised Measures for Cybersecurity Review,or the Revised Review Measures,which became effective andhas replaced the existing Measuresfor Cybersecurity Reviewon February 15,2022.According to the RevisedReview Measures,if an'online platform operator'that is in possession of personal data of more than one million users intends to list in a foreign country,it must apply for a cybersecurity review.Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures,an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators.Given the recency f theissuance of the Revised Review Measures and their pending effectiveness,there is a general lack ofguidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an online platform operator'that is in possession of personal data of more than one millionusers where the offshore holdingcompany of such operator is already listedoverseas.Furthermore,the CAC releasedthe draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things,stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submitthe annual data security reviewreport for a given year to the municipal cybersecurity department before January31 of the following year.If the draft Regulations on Network Data Security Management are enacted in the current form,we,as an overseas listed company,will be required to carry out an annual data security review and comply with the relevant reporting obligations.

As of the date of this prospectus,none of our PRC subsidiaries'operations involve storing of personal information of PRC individual clients.However,given the above uncertainties,it is unclear how the Revised Review Measures and the final draft Regulations on Network Data Security Management will affect us.We have been closely monitoring the development in the regulatory landscape in China,particularly regarding the requirement of approvals,including on a retrospective basis,from the CSRC, the CAC or other PRC authorities with respect to this offering,as well as regarding any annual data security review or other procedures that may be imposed on us.If any approval,review or other procedure is in fact required, we are not able to guarantee that we will obtain such approval or complete such review or other procedure timely or at all.For any approval that we may be able to obtain,it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and offerings relating to our securities.

Changes in China's economic,political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operationsare located in China. Accordingly,our business, prospects,financial condition, and results of operations may be influenced significantly by political,economic,and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects,including the amount of government involvement,level of development,growth rate,control of the foreign exchange,and allocation of resources.Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform,the reduction of state ownership of productive assets,and the establishment of improved corporate governance in business enterprises,a substantial portion of productive assets in China is still owned by the government.In addition,the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.The Chinese government also exercises significant control over China's economic growth through allocating resources,controlling payment of foreign currency-denominated obligations,setting monetary policy,and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades,growth has been uneven,both geographically and among various sectors of the economy.The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources.Some of these measures may benefit the overall Chinese economy but may harm us.For example,our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition,in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.These measures may cause decreased economic activity in China,and since 2012,China's economic growth has slowed down.Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may also decide to finance our PRC subsidiaries using capital contributions.The Ministry of Commerce ('MOC') or its local counterpart must approve these capital contributions.On March 30,2015,the State Administration of Foreign Exchange,or SAFE,promulgated Circular f theState Administration of Foreign Exchange n Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises,or Circular 19,which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide.Circular 19 came into force and replaced previous Circular 142 and Circular 36 on June 1,2015.On June 9, 2016,SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, to further expand and strengthen such reform.Under Circular 19 and Circular 16,foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations,except that such funds shall not be used for (i) expenditure beyond the enterprise's business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises,except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition,SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.The use of such RMB capital may not be altered without SAFE's approval,and such RMB capital may not,in any case,be used to repay RMB loans if the proceeds of such loans have not been used.Violations of these circulars could result in severe monetary or other penalties.These circulars may significantly limit our ability to use RMB converted from the cash provided by our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries,to invest in or acquire any other PRC companies through our PRC subsidiaries.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies,we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis,if at all,with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries.If we fail to complete such registrations or obtain such approvals,our ability to use the proceeds we expect to receive from our initial public offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The PRC government may impose restrictions on our ability to transfer cash out of China and to U.S.investors.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and,in certain cases,the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments,or otherwise satisfy our foreign currency denominated obligations,if any.Under existing PRC foreign exchange regulations,payments of current account items,including profit distributions,interest payments and expenditures from trade- related transactions,can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange,or SAFE,as long as certain procedural requirements are met.Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may,at its discretion, impose restrictions on access to foreign currencies for current account transactions.

To address persistent capital outflows and the RMB's depreciation against the U.S.dollar in the fourth quarter of 2016,the People's Bank of China and the SAFE implemented a series of capital control measures in the subsequent months,including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments.The PRC government may continue to strengthen its capital controls and our PRC subsidiaries'dividends and other distributions may be subject to tightened scrutiny in the future.The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.Therefore,we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits,if any.Furthermore,there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors,which could result in an inability or prohibition on making transfers or distributions outside of China and adversely affect our business as well as your investment.

As of the date of this prospectus,we are not aware of other material restrictions and limitations on our ability to distribute earnings from our businesses,including our subsidiaries,to the parent company and U.S.investors or our ability to settle amounts owed,or on foreign exchange or our ability to transfer cash between entities within our group, across borders,or to U.S.investors.

PRC laws and regulations governing ur current business perations are sometimes vague and uncertain and anychanges in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including,but not limited to,the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes,and their official interpretation and enforcement may involve substantial uncertainty.The effectiveness and interpretation of newly enacted laws or regulations,including amendments to existing laws and regulations,may be delayed,and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations.New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Substantial uncertainties exist with respect to the enactment timetable and final content of draft China Foreign Investment Law and how it may impact the viability of our current corporate structure,corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 (the'Draft FIL').The Draft FIL embodies an expected Chinese regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

Among other things,the Draft FIL expands the definition of foreign investment and introduces the principle of'actual control'in determining whether a company is considered a foreign-invested enterprise ('FIE'). The Draft FIL specifically provides that entities established in China but'controlled' by foreign investors will be treated as FIEs,whereas an entity set up in a foreign jurisdiction would nonetheless be,upon market entry clearance,treated as a Chinese domestic investor provided that the entity is'controlled'by Chinese entities and/or citizens.Once an entity is determined to be an FIE,it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List,which calls for market entry clearance,prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On December 27,2021,the NDRC and MOFCOM,jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version),or the Negative List,which became effective and replaced the previous version on January 1,2022.Pursuant to the Negative List,if a PRC company,which engages in any business where foreign investment is prohibited under the Negative List,or prohibited businesses,seeks an overseas offering or listing,it must obtain the approval from competent governmental authorities.Based on a set of Q&A published on the NDRC's official website,a NDRC official indicated that after a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated,the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

Because the Overseas Listing Rules are currently in draft form and given the novelty of the Negative List,there remain substantial uncertainties as to whether and what requirements,including filing requirements,will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.For example, it is unclear as towhether the approval requirement under the Negative List will apply to follow-on fferings by PRC companies engaged inprohibited businesses and whose offshore holding company is listed overseas. If suchapproval is in fact required and given the NDRC's indication of CSRC's involvement in the approval process,there is also a lack of clarity on the application procedure,requirement and timeline which may not be resolved until the Overseas Listing Rules,which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC,is enacted.If the Overseas Listing Rules are enacted in the current form before the completion of this offering,we will be required to make a filing with the CSRC in connection with this offering within three business days after its completion.If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas,we may be required to obtain an approval for this offering or we may be required to relinquish our licenses pertaining to prohibited businesses.If we relinquish or are required to relinquish these licenses,while we do not expect our business operation to be materially adversely affected,we are uncertain whether or when the relevant procedures will be completed.

There are uncertainties under the PRC laws relatingto the procedures for U.S.regulators to investigate and collect evidencefrom companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the'Article 177'),the securities regulatory authority of the PRC State Councilmay collaborate with securities regulatory authorities of othercountries or regions in order to monitor and oversee cross border securities activities.Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC,and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel,has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) the Article 177 does not limit or prohibit the Company,as a company duly incorporated in HONG KONG and to be listed on Nasdaq,from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S.securities laws; and

(iii) as the Article 177 is relativelynew and there is no implementing rules or regulationswhich have been published regarding application of the Article 177,it remains unclear how the law will be interpreted,implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities.As of the date hereof,we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.However,we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council,would reach the same conclusion as we do.As such,there are uncertainties as to the procedures and time requirement for the U.S.regulators to bring aboutinvestigations and evidencecollection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S.regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC,the U.S.regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws.The U.S.regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance,diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

We rely on dividends,loans and other distributions on quity paid by our PRC subsidiaries to fund any cash and financing requirements we may have.Any limitation on the ability of our PRC subsidiaries to make loans or payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely on dividends,loans and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements,including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt or pay any expense we may incur.In the event that our PRC subsidiaries incur debt on their own behalf in the future,the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.In addition,the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China,may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulatedafter-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such funds reaches 50% of its registered capital.At its discretion,a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds.These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Under existing PRC foreign exchange regulations,payment of current account items,such as profit distributions and trade and service- related foreign exchange transactions,can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange,or the SAFE,by complying with certain procedural requirements.Therefore,our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE,subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations,such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents.Approval from,or registration with,appropriate government authorities is,however,required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits,if any,determined in accordance with Chinese accounting standards and regulations.In response to the persistent capital outflow and the Renminbi's depreciation against the U.S.dollar in the fourth quarter of 2016,the People's Bank of China and the State Administration of Foreign Exchange,or SAFE,have implemented a series of capital control measures,including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions,dividend payments, and shareholder loan repayments.The PRC government may continue to strengthen its capital controls,and our PRC subsidiaries'dividends and other distributionsmay be subjected to tighter scrutiny in thefuture.Any limitationon the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow,make investments or acquisitions that could be beneficial to our business,pay dividends,or otherwise fund and conduct our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ordinary shares.

Substantially,our revenues and expenditures are denominated in RMB,whereas our reporting currency is the U.S.dollar.As a result,fluctuations in the exchange rate between the U.S.dollar and RMB will affect the relative purchasing power in RMB terms of our U.S.dollar assets and the proceeds from our initial public offering.Our reporting currency is the U.S.dollar,while the functional currency for our PRC subsidiaries is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the U.S.dollar value of our results of operations to vary with exchange rate fluctuations,and the U.S.dollar value of our results of operations will continue to vary with exchange rate fluctuations.A fluctuation in the valueof RMB relative to the U.S.dollarcould reduce our profits from operations and the translated value of our net assets when reported in U.S.dollars in our financial statements.This change in value could negatively impact our business,financial condition,or results of operations as reported in U.S.dollars. In the event that we decide to convert our RMB into U.S.dollars to make payments for dividends on our ordinary shares or for other business purposes,appreciation of the U.S.dollar against the RMB will harm the U.S.dollar amount available to us.In addition,fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S.dollar and other currencies is affected by,among other things,changes in China's political and economic conditions and China's foreign exchange policies.On July 21,2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and theRMB appreciated more than 20% against the U.S. dollar over the following three years.However,the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.BetweenJuly 2008 and June 2010,the exchange rate between the RMB and the U.S.dollar had been stableand traded within a narrow range. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1,2016,Renminbi has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR) and the U.S.dollar,the Euro,the Japanese yen,and the British pound.In the fourth quarter of 2016,the RMB has depreciated significantly in the backdrop of a surging U.S.dollar and persistent capital outflows of China.With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization,the PRC government may announce further changes to the exchange rate system.We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S.dollar in the future.It is difficult to predict how market forces or PRC or U.S.government policy may impact the exchange rate between the Renminbi and the U.S.dollar in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy.Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues,earnings and financial position,and the value of,and any dividends payable on,our ordinary shares in U.S.dollars.For example,to the extent that we need to convert U.S.dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion.Conversely, a significant depreciation of the RMB against the U.S.dollar may significantly reduce the U.S.dollar equivalent of our earnings,which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk.While we may decide to enter into hedging transactions in the future,the availability and effectiveness of these hedges may be limited.We may not be able to hedge our exposure adequately.In addition,our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.As a result,fluctuations in exchange rates may have a material adverse effect on the price of our ordinary shares.

PRC regulation of loans to,and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and thereby prevent us from funding our business.

As an offshore holding company with PRC subsidiaries,we may transfer funds to our PRC subsidiaries by means of loans or capital contributions.Any loans to these PRC subsidiaries,which are foreign-invested enterprises,cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries,and shall be registered with SAFE,or its local counterparts.Furthermore,any capital increase contributions we make to our PRC subsidiaries,which are foreign-invested enterprises,shall be approved by MOFCOM,or its local counterparts.We may not be able to obtain these government registrations or approvals on a timely basis,if at all.If we fail to receive such registrations or approvals,our ability to provide loans or capital to increase contributions to our PRC subsidiaries may be negatively affected,which could adversely affect their liquidity and our ability to fund and expand their business.

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties,limit our ability to make capital contributions into our PRC subsidiaries,limit our PRC subsidiaries'ability to distribute profits to us,or otherwise adversely affect our financial position.

Under several regulations promulgated by SAFE,PRC residents and PRC corporate entities are required to register with and obtain approval from local branches of SAFE or designated qualified foreign exchange banks in mainland China in connection with their direct or indirect offshore investment activities.In addition,any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of SAFE,with respect to any material change involving that offshore company,such as an increase or decrease in capital,transfer or swap of shares,merger or division.These regulations apply to all direct and indirect shareholders and beneficial owners of our company who are PRC residents,or PRC-Resident Shareholders,and may apply to any offshore acquisitions that we make in the future.To the best of our knowledge,as of the date of this prospectus,each of our principal shareholders who is requiredto make the foreign exchangeregistration under SAFE Circular 37 had completed such registration. However,wemay not at all times be fully aware or informed of the identitiesof all the PRC residents holding direct or indirect interests in our company,and we cannot assure you that all of our shareholders and beneficial owners who are PRC residents will comply with these foreign exchange regulations.

If any PRC-Resident Shareholder fails to make the required registration or update a previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Moreover,failure to comply with the various foreign exchange registration requirements described above could result in liability on the related PRC-Resident shareholder or our PRC subsidiaries under the PRC laws for evasion of applicable foreign exchange restrictions.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and,in certain cases,the remittance of currency outof China. We receive substantiallyall of our net revenues in RMB.Under our current corporate structure, our company in the HONG KONG may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have.Under existing PRC foreign exchange regulations,payments of current account items,such as profit distributions and trade and service- related foreign exchange transactions,can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements.Therefore,our PRC subsidiaries are able to pay dividends in foreign currencies to us withoutprior approval from SAFE,subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation,such as the overseas investment registrations by the beneficial owners of our company who are PRC residents.But approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of China's flood of capital outflows in 2016 due to the weakening RMB,the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements. More restrictions and a substantial vetting process are put in place by SAFE to regulate cross-border transactions falling underthe capital account.The PRC government may also,at its discretion,restrict access in the future to foreign currencies for current account transactions.In the event that the foreign exchange control system preventsus from obtaining sufficient foreign currencies to satisfy our foreign currencydemands,we may not be able to pay dividends in foreign currencies to our shareholders.

We must remit the offering proceeds to PRC before they may be used to benefit our business in the PRC,and this process may take several months.

The proceeds of this offering must be sent back to the PRC,and the process for sending such proceeds back to the PRC may take several months after the closing of this offering.We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC.To remit the offering proceeds to the PRC,we will take the following actions:

  First,we will open a special foreign exchange account for capital account transactions.To open this account,we must submit to State Administration for Foreign Exchange ('SAFE') certain application forms, identity documents,transaction documents,a form of foreign exchange registration of overseas investments by domestic residents,and foreign exchange registration certificate of the invested company.
  Second,we will remit the offering proceeds into this special foreign exchange account.
  Third,we will apply for settlement of the foreign exchange.To do so,we must submit to SAFE certain application forms,identity documents,payment order to a designated person,and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily,the process takes several months to complete but is required by law to be accomplished within 180 days of application.Until the abovementioned approvals,the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

Some of our shareholders are not in compliance with the PRC's regulations relating to offshore investment activities by PRC residents, and as a result,the shareholders may be subject to penalties if we are not able to remediate the non-compliance.

In July 2014,the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles,or'Circular 37'. According to Circular 37,prior registration with the local SAFE branch is required for Chinese residents to contributedomestic assets or interests to offshore companies,known as SPVs.Circular 37 furtherrequires amendment to a PRC resident's registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange,merger,division,or other material event.Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Currently,some of our shareholders have completed Circular 37 Registration and are in compliance.Some of our beneficial owners, who are PRC residents,have not completed the Circular 37 Registration. All our significant shareholders,directors and officers have completed Circular 37 Registration.We have asked our shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37.We attemptto comply,and attempt to ensure that our shareholders who are subjectto these rulescomply,with the relevant requirements.We cannot, however,provide any assurances that all of our and future shareholders who are Chinese residents will comply with our request to make or obtain any applicable registration or comply with other requirements required by Circular 37 or other related rules.The Chinese resident shareholders'failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles,including restrictions on its ability to receive registered capital as well as additional capital from Chinese resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China,by the Chinese resident shareholders who fail to complete Circular 37 registration, are also illegal.In addition,the failure of the Chinese resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines less than RMB50,000.We cannot assure you that each of our Chinese resident shareholders will in the future complete the registration process as required by Circular 37.

Failure to make adequate contributions to various employee benefit plans required by PRC regulations may subject us to penalties.

We are requiredunder PRC laws and regulations to participate in various government-sponsored employeebenefit plans,including certain social insurance,housing funds,and other welfare-oriented payment obligations,and contribute to the plans in amounts equal to certain percentages of salaries,including bonuses and allowances,of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses.The requirement of employee benefit plans has not been implemented consistently by the local governmentsin China, given the different levels of economic development in different locations.In the event that the local governments deem our contribution to be not sufficient,we may be subject to late contribution fees or fines in relation to any underpaid employee benefits,and our financial condition and results of operations may be adversely affected.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums,the Regulations on Work Injury Insurance,the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises,enterprises in the PRC shall provide benefit plans for their employees,which include basic pension insurance,unemployment insurance,maternity insurance,work injury insurance and basic medical insurance.An enterprise must provide social insurance by making social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for and on behalf ofemployees.The Law on SocialInsurance of the PRC,whichwas promulgated by the SCNPCon October 28,2010,becameeffective on July 1,2011, and was most recently updated on December 29,2018,has consolidated pertinent provisions for basic pension insurance,unemployment insurance,maternity insurance,work injury insurance and basic medical insurance,and has elaborated in detail the legal obligations and liabilities of employers who do not comply with laws and regulations on social insurance.

According to the Regulations on the Administration of Housing Provident Fund,which was promulgated by the StateCounsel and became effective on April 3, 1999,and was amended on March 24, 2002 and was partially revised on March 24, 2019 by the Decision of the State Council on Revising Some Administrative Regulations (Decree No.710 of the State Council),housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.Registration by PRC companies with the applicable housing provident fund management center is compulsory,and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The government supervision of social insurance policy has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.According to the Social Insurance Law of the People's Republicof China,we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay,in addition to a fine a fine ranging from RMB 10,000 to RMB 50,000.Furthermore,we may be liable for a fine of one to three times the amount of the outstanding contributions,provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline.In addition,according to the Regulations on the Administration of Housing Provident Fund,we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit.If we fail to deposit such amounts within the time limit,the Center may petition a people's court to enforce the payment.Additionally,the standard for fine imposition has become highly discretional for the local government to decide whether to enforce compliance with the employee social fund regulations,if at all.As of the date of the prospectus,given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21,2018,local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date of this Prospectus,the Company had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date of this Prospectus,the Company had not received any complaint or report on outstanding social insurance premiums or housing funds,nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; and (v) the Company had not been subject to any administrative penalties, the Company has not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the year ended December 31,2021.Furthermore,as of the date of the prospectus,we are not aware of any action,claim,investigation or penalties being conducted or threatened by any government authorities.However,if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance and housing provident fund contributions for our employees,our financial condition may be negatively impacted.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors,making it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors,or the M&A Rules,adopted by six PRC regulatory agencies in August 2006 and amended in 2009,and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex,including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.Moreover,the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered.In addition,the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise'national defense and security'concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise'national security'concerns are subject to strict review by the MOC,and the rules prohibit any activities attempting to bypass a security review,including by structuring the transaction through a proxy or contractual control arrangement.In the future, we may grow our business by acquiring complementary businesses.Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming,and any required approval processes,including obtaining approval from the MOC or its local counterparts,may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries'ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles,or SAFE Circular 37,in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.In addition,such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relatingto any change of basicinformation (including changeof such PRC citizens or residents,name and operation term),increases or decreases in investment amount,transfers or exchanges of shares,or mergers or divisions.SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose.Vehicles,or SAFE Circular 75.SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015,which took effect on June 1,2015.This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

In the event that our shareholders who are PRC residents or entities do not complete their registration as required,our PRC subsidiaries may be prohibitedfrom distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us. We may be restricted in our ability to contribute additional capital to our PRC subsidiaries.Moreover,failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding a direct or indirect interest in our company,nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result,we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with and will in the future make or obtain any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations,or failure by us to amend the foreign exchange registrations of our PRC subsidiaries,could subject us to fines or legal sanctions,restrict our overseas or cross-border investment activities,limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure,which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes,such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules,an enterprise established outside of the PRC with a'de facto management body'withinthe PRC is considered a resident enterprise and will be subject to the enterprise income tax on its globalincome rate of 25%.The implementation rules define the term'de facto management body'as the body that exercises full and substantial control over and overall management of an enterprise's business,productions,personnel,accounts,and properties.In April 2009,the State Administration of Taxation issued a circular,known as Circular 82,which provides certain specific criteria for determining whether the'de facto management body'of a PRC-controlled enterprise incorporated offshore is located in China.Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us,the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the'de facto management body'test should be applied in determining the tax resident status of all offshore enterprises.According to Circular 82,an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise groupwill be regardedas a PRC tax residentby virtue of having its 'de facto managementbody'in China and will be subject to PRCenterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets,accounting books and records,company seals,and board and shareholder resolutions,are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes.See'Taxation People's Republic of China Enterprise Taxation'on page 129.However,the tax resident status of an enterprise is subject to determination by the PRC tax authorities,and uncertainties remain with respect to the interpretation of the term'de facto management body.'As substantially all of our management members are based in China,it remains unclear how the tax residency rule will apply to our case.In the event that the PRC tax authorities determine that Erayak or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes,Erayak or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income,which could materially reduce our net income.In addition,we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore,if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes,gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax,at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case,subject to the provisions of any applicable tax treaty),if such gains are deemed to be from PRC sources.It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC if we are treated as a PRC resident enterprise.Any such tax may reduce the returns on the investment in our ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaties on dividends paid by our PRC subsidiaries to us through our HONG KONG company.

We are an exempted company incorporated under the laws of the HONG KONG and, as such, rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC 'resident enterprise'to a foreign enterprise investor, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the HONG KONG Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a HONG KONG resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See 'Taxation People's Republic of China Enterprise Taxation'on page 129. As of December 31, 2021, 2020, and 2019, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC subsidiaries for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that the relevant tax authority will not challenge our determination regarding our qualification to enjoy the preferential tax treatment.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets,including,in particular,equity interests in a PRC resident enterprise,by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 [2015] of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015.Under Circular 7,where a non-resident enterprise conducts an'indirect transfer'by transferring the equity interests of a PRC'resident enterprise'indirectly by disposing of the equity interests of an overseas holding company,the non- resident enterprise, being the transferor, may be subject to PRC enterprise income tax,if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes.Circular 7 also provides that,where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value,the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

Circular 7 extends its tax jurisdiction to indirect transfers and transactions involving the transfer of other taxable assets through the offshore transfer of a foreign intermediate holding company.In addition,Circular 7 provides clear criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an'indirect transfer'by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company,the non-resident enterprise being the transferor,the transferee,or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer.Using a 'substance over form'principle,the PRC tax authority may disregard the existence of the overseas holding company if it lacked a reasonable commercial purpose and was established for the purpose of reducing,avoiding,or deferring PRC tax.

According to the 'Enterprise Income Tax Law of the People's Republic of China'(adopted on March 16,2007, first amended on February 24,2017,and second amended on December 29,2018),if the business dealings between an enterprise and its affiliated parties do not conform to the principle of independent transactions and thus reduce the taxable income or income of the enterprise or its affiliated parties,the tax authoritieshave the right to adjust in accordancewith reasonable methods. The cost incurred by anenterprise and its related parties in developing and accepting intangible assets or providing and receiving labor services together shall be apportioned according to the principle of independent transaction when calculating taxable income.

If a resident enterprise or an enterprise controlled by a resident enterprise and a Chinese resident and established in a country (region) whose actual tax burden is significantly lower than the tax rate level of China's enterprise income tax,does not allocate or reduce its profits due to reasonable business needs,the portion of the above profits that should belong to the resident enterprise shall be included in the current income of the resident enterprise.

Interest expenses incurred when the ratio of creditor's rights investment to equity investment accepted by an enterprise from its affiliated parties exceeds the prescribed standard shall not be deducted in the calculation of taxable income.

If an enterprise reduces its taxable income or income by implementing other arrangements without reasonable commercial purposes,tax authorities have the right to adjust them in accordance with reasonable methods.

We face uncertainties on the reporting and consequences on future private equity financing transactions,share exchange,or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing.As a result,non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 59 and Circular 7.They may be required to expend valuable resources to comply with Circular 59and Circular 7 or establish that our non-resident enterprises should not be taxed under these circulars,which may have a material adverse effect on our financial condition and results from operations.

The PRC tax authorities have the discretion under SAT Circular 59 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment.Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world,we may pursue acquisitions in the future that may involve complex corporate structures.If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 and Circular 7,our income tax costs associated with such potential acquisitions will be increased,which may have an adverse effect on our financial condition and results of operations.

If we become directly subject to the scrutiny,criticism and negative publicity involving U.S.-listed Chinese companies,we may have to expend significant resources to investigate and resolve the matter which could harm our business operations,share price and reputation.

U.S.public companies that have substantially all of their operations in China have been the subject of intense scrutiny,criticism, and negative publicity by investors,financial commentators,and regulatory agencies,such as the SEC.Much of the scrutiny,criticism,and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting,inadequate corporate governance policies or a lack of adherence thereto and,in many cases,allegations of fraud.On December 7,2018,the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.On April 21,2020,SEC Chairman Jay Clayton and PCAOB Chairman William D.Duhnke III,along with other senior SEC staff,released a joint statement highlighting the risks associated with investing in companies basedin or have substantial operations in emerging marketsincluding China,reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC,Department of Justice and other U.S.,including in instances of fraud,in emerging markets generally.As a result of this scrutiny,criticism,and negative publicity,the publicly traded stock of many U.S.-listed Chinese companies sharply decreased in value and,in some cases,has become virtually worthless.Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us,our business,and our share price.In the event that we become the subject of any unfavorable allegations,whether such allegations are proven to be true or untrue,we will have to expend significant resources to investigate such allegations and/or defend our company.This situation will be costly and time consuming and distract our management from developing our growth.In the event that such allegations are not proven to be groundless,we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors or their affiliates that are located in China.The delisting of our Ordinary Shares,or the threat of such delisting,may materially and adversely affect the value of your investment.Additionally,the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act,or the HFCA Act,was enacted on December 18,2020.The HFCA Act states if the SEC determines that we have filed auditreports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021,the SEC shall prohibit our shares or Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor,the independent registered public accounting firm that issued the audit report included with our most recent annual report in the prospectus,as auditor of companies that are traded publicly in the United States and as a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards.Our auditor, which is based in New York,is currently subject to inspection by the PCAOB at least every three years.However,our auditor's China affiliate is located in, and organized under the laws of,the PRC,which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

On March 18,2021,the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction ('Covered Issuers').Covered companies are required to disclose in their annual reports on Form 20-F: (i) that,during the period covered by the form,the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party ('CCP') who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the CCP,including the text of any such charter.Furthermore,on June 22,2021,the U.S.Senate passed the Accelerating Holding Foreign Companies Accountable Act,which,if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer's securities from trading on any U.S.stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years insteadof three.On September 22,2021,the PCAOB adoptedrules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction (a'PCAOB-Identified Firm').Promptly after the effective date of this rule,the PCAOB will make determinations under the HFCA Act to the extent such determinations are appropriate.Thereafter,the PCAOB will consider,at least annually,whether changes in facts and circumstances support any additional determinations.The PCAOB will make additional determinations as and when appropriate,to allow the SEC on a timely basis to identify Covered Issuers pursuant to the SEC rules.The rule became effective when the SEC approved the rule on November 4, 2021.On December 2,2021,the SEC finalized its rules regarding disclosure by Covered Issuers.In addition,the release discussed the procedures the SEC will follow in implementing trading prohibitions for Covered Issuers.A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis.The trading suspension would prohibit trading of the Covered Issuer's securities on any exchange or in the over-the-counter markets.The trading prohibition will be terminated if the CoveredIssuer certifies to the SEC that the issuer has retained a registered publicaccounting firm that the PCAOB has inspected to the satisfaction of the SEC and files financial statements that include an audit report signed by the non- PCAOB-Identified Firm.The SEC is not required to engage in rulemaking to implement the trading prohibition provisions of the HFCA Act.Neither the Act nor the SEC's release create an obligation for an exchange to delist the Covered Issuer,but the SEC noted that under existing listing rules of the exchanges,a trading prohibition would be grounds for delisting.

On December 16,2021,the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB- registered public accounting firms headquartered in mainland China because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022,the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and,as summarized in the'Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and HONG KONG'published on the U.S.Securities and Exchange Commission's official website,the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002,or the Sarbanes-Oxley Act,the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC,in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions,with view-only procedures for certain targeted pieces of information such as personally identifiable information.The PCAOB is required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022.

The auditor of our PRC-based subsidiaries is located in the PRC and that auditor is an affiliate of our New York based auditor that signs our audit report.We cannot assure you that the PCAOB will be able to inspect and investigate our auditor's China affiliate,or that it will be able to obtain complete access to the audit work papers,audit personnel and other information it needs to conduct such inspection or investigation.Given the current question as to how'retain'should be understood for purposes of the HFCA Act,we cannot assure you that we will not be identified by the SEC as an issuer that has retained an auditor that has a branch or office that is located in a foreign jurisdiction that the PCAOBdetermines it is unable to inspect or investigate completely because of a position takenby an authority in that foreignjurisdiction as a result of the fact that the auditor of our China affiliates is located in,and organized under the laws of, the PRC. In addition, there can be no assurance that,if we have a 'non-inspection'year,we will be able to take remedial measures in response thereto.If any such event were to occur,trading in our securities could in the future be prohibited under the HFCA Act,so we cannot assure you that we will be able to maintain the listing of the Ordinary Shares on Nasdaq or that you will be allowed to trade the Ordinary Shares in the United States on the'over-the-counter'markets or otherwise.Should the Ordinary Shares not be listed or tradeable in the United States,the value of the Ordinary Shares could be materially affected.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm.As a result,we and investors in the Ordinary Shares are deprived of the benefits of such PCAOB inspections.The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's China affiliate's audit procedures or quality control procedures as compared to auditor outside of China that are subject to PCAOB inspections,which could cause investors and potential investors in the Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The recent joint statement by the SEC and PCAOB,proposed rule changes submitted by Nasdaq,and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S.auditors who are not inspected by the PCAOB.These developments could add uncertainties to our offering.

On April 21,2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released ajoint statement highlightingthe risks associatedwith investing in companies based in or have substantialoperations in emerging markets including China.The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18,2020,Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in'Restrictive Market',(ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies,and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company's auditors.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents.Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve,the legal system in China,including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice,and the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

Therefore,these risks may result in a material change in business operations,significant depreciation of the value of our ordinary shares,or a complete hinderance of our ability to offer or continue to offer our securities to investors. Recently,the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice,including cracking down on illegal activities in the securities market,enhancing supervision over China-based companies listed overseas using a VIE structure,adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new,it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated,if any,and the potential impact such modified or new laws and regulations will have on our daily business operation,the ability to accept foreign investments and list on an U.S.or other foreign exchange.

Although we have taken measures to comply with the laws and regulations that are applicable to our business operations,including the regulatory principles raised by the CBRC,and avoiding conducting any activities that may be deemed as illegal fund-raising,forming capital pool or providing guarantee to investors under the current applicable laws and regulations,the PRC government authority may promulgate new laws and regulations regulating the direct lending service industry in the future.We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising,forming capital pools or the provision of credit enhancement services.Moreover,we cannot rule out the possibility that the PRC government will institute a license requirement covering our industry at some point in the future.If such a licensing regime were introduced,we cannot assure you that we would be able to obtainany newly requiredlicense in a timely manner,or at all,which couldmaterially and adversely affect our businessand impede our ability to continue our operations.

From time to time,we may have to resort to administrative and court proceedings to enforce our legal rights.However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy,than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect.As a result,we may not be aware of our violation of these policies and rules until sometime after the violation.Such uncertainties,including uncertainty over the scope and effect of our contractual,property (including intellectual property) and procedural rights,could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies,and any lack of requisite approvals,licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry,including foreign ownership of,and the licensing and permit requirements pertaining to,companies in the internetindustry.These internet-related laws and regulations are relatively new and evolving,and their interpretation and enforcement involve significant uncertainties.As a result,in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies.For example, in May 2011,the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council InformationOffice,the MITT,and the Ministry of Public Security).The primary role of this new agency is to facilitate the policy-making and legislative development in this field,to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006,prohibits domestic telecommunication service providers from leasing,transferring or selling telecommunications business operating licenses to any foreign investor in any form,or providing any resources,sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China.According to this circular,either the holder of a value-addedtelecommunication services operation permit or its shareholders must directly own the domainnames and trademarks used by such license holders in their provision of value-added telecommunication services.The circular also requires each license holder to have the necessary facilities, including servers,for its approved business operations and to maintain such facilities in the regions covered by its license.If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws,regulations and policies and possible new laws,regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in,and the businesses and activities of,internet businesses in China,including our business.We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.If the PRC government considers that we were operating without the proper approvals,licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power,among other things,to levy fines,confiscate our income, revoke our business licenses,and require us to discontinue our relevant business or impose restrictions on the affected portion of our business.Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China's economy has experienced increases in labor costs in recent years.China's overall economy and the average wage in China are expected to continue to grow.The average wage level for our employees has also increased in recent years.We expect that our laborcosts,including wages and employee benefits,will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services,our profitability and results of operations may be materially and adversely affected.

In addition,we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits,including pensions,housing fund, medical insurance,work-related injury insurance,unemployment insurance,and maternity insurance to designated government agencies for the benefit of our employees.Pursuant to the PRC Labor Contract Law,or the'Labor Contract Law,' that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008,employers are subject to stricter requirements in terms of signing labor contracts,minimum wages,paying remuneration,determining the term of employees'probation,and unilaterally terminating labor contracts.In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices,the LaborContract Law and its implementation rules may limitour ability to effect thosechanges in a desirable or cost-effective manner,which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving,we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China,which may subject us to labor disputes or government investigations.If we are deemed to have violated relevant labor laws and regulations,we could be required to provide additional compensation to our employees and our business,financial condition and results of operations could be materially and adversely affected.

Risks Related to the Offering and Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this offering.In addition, an active, liquid and orderly trading market for our Ordinary Shares may not develop or be maintained,and our share price may be volatile.

Prior to the completion of this offering,our Ordinary Shares were not traded on any market.Any active,liquid and orderly trading market for our Ordinary Shares may not develop or be maintained after this offering.Active,liquid and orderly trading markets usually result in less pricevolatility and more efficiency in carrying out investors'purchase and sale orders.The market priceof our Ordinary Shares could vary significantly as a result of a number of factors,some of which are beyond our control.In the eventof a drop in the market priceof our Ordinary Shares,you could lose a substantial part or all of your investment in our OrdinaryShares.The initial public offering price will be determined by us, based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this offering.Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this offering.

The following factors could affect our share price:

  Our operating and financial performance;
  Quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues.
  The public reaction to our press releases, our other public announcements and our filings with the SEC.
  Strategic actions by our competitors;
  Changes in revenue or earnings estimates,or changes in recommendations or withdrawal of research coverage,by equity research analysts;
  Speculation in the press or investment community;
  The failure of research analysts to cover our Ordinary Shares;
  Sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur;
  Changes in accounting principles,policies, guidance,interpretations or standards;
  Additions or departures of key management personnel;
  Actions by our shareholders
  Domestic and international economic,legal and regulatory factors unrelated to our performance; and
  The realization of any risks described under this 'Risk Factors'section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies.These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us,could result in very substantial costs,diver our management's attention and resources and harm our business,operating results and financial condition.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this offering,there has been no public market for our Ordinary Shares.An active trading market for our Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all,if trading in our shares is not active.The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors.The initial public offering price may not be indicative of prices that will prevail in the trading market.

Because we do not expect to pay dividends in the foreseeable future after this offering,you must rely on a price appreciation of the Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business.As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore,you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

A sale or perceived sale of a substantial number of our Ordinary Shares may cause the price of our Ordinary Shares to decline.

If our shareholders sell substantial amounts of our Ordinary Shares in the public market,the market price of our Ordinary Shares could fall.Moreover,the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Ordinary Shares.These sales also make it more difficult for us to sell equity-related securities in the future at a time and price that we deem reasonable or appropriate.

There can be no assurance that we will not be a passive foreign investment company ('PFIC') for United States federal income tax purposes for any taxable year,which could subject United States holders of our Ordinary Shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income.Based on the current and anticipated value of our assets and the composition of our income assets,we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ended December 31,2021 or in the foreseeable future.However,the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depend on the composition of our income and assets and the value of our assets from time to time.Therefore,changes in the composition of our income or assets or value of our assets may cause us to become a PFIC.The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based,in part,on the quarterly market value of Ordinary Shares,which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income,and hence whetherwe are or will become a PFIC,depends on the interpretationof certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income.Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases,we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Ordinary Shares,certain adverse United States federal income tax consequences could apply to such United States person.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements,including those relating to accounting standards and disclosure about our executive compensation,that apply to other public companies.

We are classifiedas an 'emerging growth company'under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years,unlike other public companies,we will not be required to,among other things,(i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer,(iii) provide certain disclosure regarding executive compensation required of larger public companies,or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years,although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates,or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies.If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act,we will be required to file a report by our management on our internal control over financial reporting,including an attention report on internal control over financial reporting issued by our independent registered public accounting firm.However,while we remain an emerging growth company,we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors,which,in turn,could lead to error our financial reports and/or delays in our financial reporting,which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting.We will need to expend significantresources and provide significant management oversight.Implementing any appropriatechanges to our internal controls may require specific compliance training of our directors and employees,entail substantial costs in order to modify our existing accounting systems,take a significant period of time to complete and divert management's attention from other business concerns.These changes may not,however,be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting,investors may lose confidence in our operating results, the price of the Ordinary Shares could decline and we may be subject to litigation or regulatory enforcement actions.In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act,the Ordinary Shares may not be able to remain listed on the exchange.

As a foreign private issuer, we are not subject to certain U.S.securities law disclosure requirements that apply to a domestic U.S.issuer,which may limit the information publicly available to our shareholders.

As a foreign private issuer,we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example,we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by HONG KONG requirements.In addition,our officers,directors and principal shareholders are exempt from the reporting and'short- swing'profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder.Therefore,our shareholders may not know on a timely basis when our officers,directors and principal shareholders purchase or sell our Ordinary Shares.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow HONG KONG law for certain governance matters.Certain corporate governance practices in the HONG KONG may differ significantly from corporate governance listing standards as,except for general fiduciary duties and duties of care, HONG KONG law has no corporate governance regime which prescribes specific corporate governance standards.Currently,we do not intend to rely on home country practice with respect to our corporate governance after we complete with this offering.However,if we choose to follow home country practice in the future,our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S.domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under HONG KONG law.

We are an exempted company incorporated under the laws of the HONG KONG. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the HONG KONG and the common law of the HONG KONG. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under HONG KONG law are to a large extent governed by the common law of the Hong Kong. The common law of the HONG KONG is derived in part from comparatively limited judicial precedent in the HONG KONG as well as from the common law of HONG KONG, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the HONG KONG. The rights of our shareholders and the fiduciary duties of our directors under HONG KONG law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the HONG KONG has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the HONG KONG. In addition, HONG KONG companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We are an exempted company incorporated under the laws of the HONG KONG. Shareholders of HONG KONG exempted companies have no general rights under HONG KONG law to inspect corporate records or to obtain copies of lists of shareholders of these companies. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the HONG KONG, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a HONG KONG company and substantially all of our assets are located outside of the United States. In addition, substantially all of our current directors and officers are nationals and/or residents of countries other than the United States.All or a substantial portion of the assets of these persons are located outside the United States. As a result,it may be difficult or impossible for you to bring an action against us or against theseindividuals in the United Statesin the event that you believe that your rightshave been infringed under the U.S.federal securities laws or otherwise.Even if you are successful in bringing an action of this kind,the laws of the HONG KONG may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of the company's listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority ver the initial and continued listing f securities in Nasdaq and Nasdaq may use such discretion to deny initial listing,apply additional or more stringent criteria for the initial or continued listing of particular securities,or suspend or delist particular securities based on any event, condition,or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq,even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.In addition,Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances,including but not limited to: (i) where the company engaged an auditor that has not been subject to aninspection by the Public Company Accounting Oversight Board ('PCAOB'), an auditor that PCAOB cannot inspect,or an auditor that has not demonstrated sufficient resources,geographic reach,or experience to adequately perform the company's audit; (ii) where the company planned a small public offering,which would result in insiders holding a large portion of the company's listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company's initial valuation,and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S.capital market,including having no U.S.shareholders,operations,or members of the board of directors or management.Our public offering will be relatively small,and our company's insiders will hold a large portion of the company's listed securities. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

If we cannot satisfy,or continue to satisfy,the initial listing requirements and other rules of Nasdaq Capital Market,although we exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer,our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering.We cannot assure you that we will be able to meet those initiallisting requirements at that time.Even if our securities are listed on the NasdaqCapital Market,we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition,following this offering,in order to maintain our listing on the Nasdaq Capital Market,we will be required to comply with certain rules of Nasdaq Capital Market,including those regarding minimum stockholders'equity,minimum share price,and certain corporate governance requirements.Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market,we may not be able to continue to satisfy these requirements and applicable rules.If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing,our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities or subsequently delists our securities from trading, we could face significant consequences,including,

  Limited availability for market quotations for our securities;
  Reduced liquidity with respect to our securities;
  A determination that our Ordinary Share is a 'penny stock,'which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;
  Limited amount of news and analyst coverage; and
  A decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance,and you may not be able to resell your shares at or above the public offering price.

The public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our public offering.If you purchase our ordinary shares in our public offering,you may not be able to resell those shares at or above the public offering price.We cannot assure you that the public offering price of our ordinary shares,or the market price following our public offering,will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our public offering.The market price of our ordinary shares may fluctuate significantly in response to numerous factors,many of which are beyond our control,including:

  Actual or anticipated fluctuations in our revenue and other operating results;
  The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
  Actions of securities analysts who initiate or maintain coverage of us,changes in financial estimates by any securities analysts who follow our company,or our failure to meet these estimates or the expectations of investors;
  Announcements by us or our competitors of significant services or features, technical innovations,acquisitions, strategic relationships,joint ventures,or capital commitments;
  Price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
  Lawsuits threatened or filed against us; and
  Other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.
  In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies.Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past,stockholders have filed securities class action litigation following periods of market volatility.In the event that we were to become involved in securities litigation,it could subject us to substantial costs, divert resources and the attention of management from our business,and adversely affect our business.

We have broad discretion in the use of the net proceeds from our public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled 'Use of Proceeds'or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company,we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering.Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes,and we may spend or invest these proceeds in a way with which our stockholders disagree.The failure by our management to apply these funds effectively could harm our business and financial condition.Pending their use,we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.As of the date of this Prospectus,Management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

We will incur additional costs as a result of becoming a public company,which could negatively impact our net income and liquidity.

Upon completion of this offering,we will become a public company in the United States.As a public company,we will incur significant legal,accounting and other expenses that we did not incur as a private company.In addition,Sarbanes-Oxley and rules and regulations implemented by the SEC and the Nasdaq Capital Market require significantly heightened corporate governance practices for public companies.We expect that these rules and regulations will increase our legal,accounting and financial compliance costs and will make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies.In the event that we fail to comply with these rules and regulations,we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our ordinary shares could decline.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering,we will be a publicly listed company in the United States.As a publicly listed company,we will be required to file annual reports with the Securities and Exchange Commission.In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company.Our competitors may have access to this information,which would otherwise be confidential.This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies,are not required to follow.To the extent compliance with U.S.laws increases our expenses or decreases our competitiveness against such companies,our public listing could affect our results of perations.

SPECIA NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties.In some cases,you can identify forward-looking statements by the words'may,''might,''will,''could,''would,' 'should,''expect,''intend,''plan,''objective,''anticipate,''believe,''estimate,' 'predict,''potential,''continue'and'ongoing,'or the negative of these terms,or other comparable terminology intended to identify statements about the future.These statements involve known and unknown risks,uncertainties and other important factors that may cause our actual results,levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and,while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into,or review of,all potentially available relevant information. Forward-looking statements include statements about:

  our future financial performance,including our expectations regarding our revenue,cost of revenue,operating expenses, including capital expenditures related to asset-intensive offerings,our ability to determine reserves and our ability to achieve and maintain future profitability;
  our ability to develop and market new products;
  the continued market acceptance of our products;
  the sufficiency of our cash,cash equivalents and investments to meet our liquidity needs;
  our ability to manage operations-related risk;
  our expectations and management of future growth;
  our expectations concerning relationships with third parties;
  the impact of COVID-19 on the Company;
  our ability to maintain, protect and enhance our intellectual property;
  our ability to successfully acquire and integrate companies and assets;the increased expensesassociated with being a public company;
  exposure to product liability and defect claims;
  protection of our intellectual property rights;changes in the laws that affect our operations;
  inflation and fluctuations in foreign currency exchange rates;
  our ability to obtain all necessary government certifications, approvals, and/or licenses to conduct our business;
  continued development of a public trading market for our securities;
  the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; managing our growth effectively;
  fluctuations in operating results;
  dependence on our senior management and key employees; and other factors set forth under 'Risk Factors.'

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events.We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business,financial condition,results of operations and prospects.The outcome of the events described in these forward-looking statements is subject to risks,uncertainties and other factors,including those described in the section titled'Risk Factors'and elsewhere in this prospectus.Moreover,we operate in a very competitive and rapidly changing environment.New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus.We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur,and actual results,events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.Moreover,the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events,except as required by law.We may not actually achieve the plans,intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-lookingstatements.Our forward-lookingstatements do not reflect the potential impact of any future acquisitions,mergers,dispositions,joint ventures or investments we may make.

In addition,statements that'we believe'and similar statements reflect our beliefs and opinions on the relevant subject.These statements are based upon information available to us as of the date of this prospectus,and while we believe such information forms a reasonable basis for such statements,such information may be limited or incomplete,and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $   million after deducting estimated underwriting discounts and commissions and the estimated offering expenses payableby us and based upon an assumedinitial offering price of $5.00 per ordinary share (excluding any exercise of the underwriters'over-allotment option).

A $%increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $  million,after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expensespayable by us and assumingno change to the numberof ordinary shareoffered by us as set forth on the cover page of this prospectus,provided,however,that in no case would we decrease the initial public offering price to less than $5.00 per share.

Description of Use	Estimated Amount of Net Proceeds (US $)	Percentage
Digital Business Services SAAS Platform		20%
Raw material supplementation		26%
Prefabricated vegetable industry		28%
capital operation		8%
Promotion and Marketing		8%
Business development		10%
Total project input funds		100%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering.Our management,however,will have some flexibility and discretion to apply the net proceeds of this offering.If an unforeseen event occurs or business conditions change,we may use the proceeds of this offering differently than as described in this prospectus.To the extent that the net proceeds we receive from this offering are not imminently used for the above purposes,we intend to invest in short-term,interest-bearing bank deposits or debt instruments.

The net proceeds from this offering must beremitted to China before we will be able to use the funds to grow our business.The procedure to remit funds may take several months after completion of this offering,and we will be unable to use the offering proceeds in China until remittance is completed.See'Risk Factors'for further information.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business.

Any future determination to pay dividends will be made at the discretion of our board of directors,subject to applicable laws,and will depend upon,among other factors,our results of operations,financial condition,contractual restrictions,and capital requirements.

From time to time,we may also enter into other loan or credit agreements or similar borrowing arrangements that may further restrict our ability to declare or pay dividends on our common stock.Our board of directors will have sole discretion in making any future determination to pay dividends,subject to applicable laws,taking into account,among other factors,our results of operations,financial condition,contractual restrictions,and capital requirements.

CAPITALIZATION

The following table sets forthour capitalization as of Dec 31,2023 as follows:

  on an actual basis; and
  on an adjusted basis to reflect the sale of ordinary sharesin this offering,at an assumedinitial public offeringprice of $5.00 per share,after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable.Total shareholders'equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.You should read this capitalization table in conjunction with'Use of Proceeds,''Summary Consolidated Financial and Operating Data,''Management's Discussion and Analysis of Financial Condition and Results of Operations'and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

As of December 31, 2023
	Actual	Pro Forma AsAdjusted
Shareholder's Equity:
Ordinary shares, US$0.0001 par value per share
Statutory reserves Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss Total shareholders'equity Total capitalization
  (1) Gives effect to the sale of  Ordinary Shares in this offering at an assumedinitial public offeringprice of$  per share and reflectsthe application of the proceedsafter deducting the underwriting discounts,non-accountable expense allowance and our estimated offering expenses.
  Pro forma adjusted additional paid in capital reflects the net proceeds ,we expect to receive,after deducting underwriting discounts and non-accountable expense allowance,and other expenses.We expect to receive net proceeds of approximately $  .($ offering,less underwriting discounts of $  ,non-accountable expense allowance of $  ,accountable expenses of $      and offering expenses of  .

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per Ordinary Share would increase (decrease) the pro forma as adjusted amount of total capitalization by $  million,assuming that the number of Ordinary Shares offered by us,as set forth on the cover page of this prospectus,remains the same,and after deducting underwriting discounts,non-accountable expense allowance and estimated offering expenses payable by us.An increase (decrease) of one million in the number of Ordinary Shares offered by us,as set forth on the cover page of this prospectus,would increase (decrease) the pro forma as adjusted amount of total capitalization by $   million, assuming no change in the assumed initial public offering price per Ordinary Share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and the pro forma net tangible book value per Ordinary Share after the offering.Dilution results from the fact that the offering price per Ordinary Share is substantially in excess of the book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.Our net tangible book value attributable to shareholders on December 31,2023 was $     or approximately $  per Ordinary Share.Net tangible book value per Ordinary Share as of December 31,2023 represents the amount of total assets less intangible assets and total liabilities,divided by the number of Ordinary Shares outstanding.

Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering,but does not take into consideration any other changesin our net tangible book value after December 31,2023,will be $  or approximately $   per Ordinary Share.This would result in dilution to investors in this offering of approximately $   per Ordinary Share or approximately   % from the assumed offering price of $   per Ordinary Share.Net tangible book value per Ordinary Share would increase to the benefit of present shareholders by $   per share attributable to the urchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Ordinary Share after the offering and the dilution to persons purchasing Ordinary Shares based on the foregoing firm commitment offering assumptions. The number of our Ordinary Shares had been adjusted retrospectively to reflect the increasing of share capital.See'Description of Share Capital'for more details.

Offering

Assumed public offering price per share
Net tangible book value per share as of December 31, 2023
Increase in pro forma net tangible book value per share attributable to price paid by new investors
Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors in this offering

The following table sets forth, on an as adjusted basis as of December 30, 2023, the difference between the number of common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $5.00 per share:

	Shares Purchased		Total Cash Consideration
	Number	Percent	Amount	Percent
Existing shareholders New investors from public offering Total

CORPORATE HISTORY AND STRUCTURE

CORPORATE HISTORY

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED. ,a HONG KONG company established on 26th December 2021,is the issuer of the ordinary shares provided in this prospectus.Prior to this issuance and transaction (see the definition below),all our business operations were conducted through Global Eagle (Khorgos) Health Management Co., Ltd and Global Eagle (Zhejiang) Network Technology Co., Ltd. The original equity owners were Zhenda Li and other four shareholders .We will complete the transaction before completing this issuance,excluding this issuance.

Compliance with ForeignInvestment

We have been advised by our PRC Counsel that pursuant to the relevant laws and regulations in PRC,none of our business is on the 2020 Negative List promulgated by the MOFCOM and NDRC.Therefore,if we can conduct our business through our wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

Enterprise Structure

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus.This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See 'Disclosure Regarding Forward-Looking Statements' for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors,including those set forth under 'Risk Factors'
and elsewhere in this prospectus.

Our Company

  As an outstanding representative of the pharmaceutical food industry, the company plays a leading and supportive role in promoting the high-quality development of the big health industry.

  The company's main business is health management services, as well as supporting services such as global eagle health Baijiu, electrolyte water and atomizer. By using Global Eagle Wine as a carrier for medicine and food, it supplements human energy and mineral electrolytes, prevents aging and chronic diseases, and creates a leading global brand in the life track

  The company will continue to participate in the construction of the standardization system, continuously promote the standard innovation strategy, and continuously lead the healthy and high-quality development of the industry.

Our History and Development

  On December 29, 2016, Global Eagle (Jiangsu Global Eagle Health Technology Co., Ltd.) signed a strategic agreement with Moutai Group to jointly customize Baijiu Global Eagle, aiming at producing a healthy Baijiu - reducing harmful substances such as methanol, heavy metals and fusel oil in the wine, and supplementing energy (energy) and physical mineral electrolytes (nutrition) needed by human body.
  On January 2017, Platinum Global Eagle Wine went into mass production and passed inspection;
  On November 2, 2017, Global Eagle Winery Holdings Limited was established, specializing in the Global Eagle Winery business segment.
  On August 30, 2017, Global Eagle Liquor passed the experiment of inducing acute liver injury in mice by Shanghai Medical Research Institute, and the experiment of Global Eagle Liquor and Maotai Group Caihuitianxia Liquor on carbon tetrachloride induced acute liver injury in mice, combined with the toxicological test report of mice, proved that Global Eagle Baijiu brewed by this method significantly reduced the harm to human body and increased its vitality compared with other Baijiu.
  On March 2023, Global Eagle applied for the national key project of the 14th Five Year Plan of the National Health Commission, the Research Project on the Application of Non drug Therapy to the Prevention and Treatment of Chronic Diseases and COVID-19 and the Adjuvant Rehabilitation Treatment of Sequelae and the Improvement of Human Immunity, that is, the application of energy and nutrition to human life, chronic diseases and the improvement of immunity.
  It set up sales companies, health management companies and life science and technology companies nationwide to develop comprehensively at home and abroad
  Global Eagle Wine Expert Consensus Seminar held by Zhongguancun Health Service Industry Promotion Association on August 1, 2024

Our Products and Service

  The core competitiveness of the company lies in using wine as a carrier and introducing proprietary technology of ceramic energy rods.

  This not only reduces harmful substances such as methanol, heavy metals, and fusel oil in wine, but also supplements the daily energy (energy) and physical mineral electrolyte trace elements (nutrients) needed by the human body, such as calcium, magnesium, potassium, selenium, manganese, etc;

  Global Eagle Wine Holdings and Global Eagle Wine have been included in the drafting unit of the national drug food homology team standard, which can effectively solve human diseases, chronic diseases, aging and health, without changing people's health habits.

  Other products that can change health cannot replace core competitiveness.

Major Factors Affecting Our Results of Operations

I. Management risk of excessive growth in the scale of operations in overseas markets
As an enterprise enters overseas markets, its operation and management risks will increase, such as rapid expansion of scale, rapid growth in the number of personnel, inadequate adaptation of the management model and other company operation and management risks. For one, excessive changes in market scale expansion may lead to the company's inability to adapt to the new market environment in a timely manner, and if we fail to adjust its management model in a timely manner, it may lead to the hindrance of the company's development in overseas markets. Secondly, the rapid growth of enterprise staff composition and number of personnel is also a management risk of excessive growth in the scale of overseas market operations, while the training and guidance of new employees overseas will also require a lot of time and resources. Third, if we fail to manage its rapidly growing organizational personnel and market resources in a reasonable and scientific manner, it may further lead to a certain degree of adverse impact on the financial performance of the enterprise.

II. The target industry legal norms and policies are lacking as well as changing too fast
Currently, we are strategically targeting the Beverage industry in China's High-end drinking water field and the Home furnishing sales industry in the drinking water field, and these target industries may face the problem of rapid changes in relevant laws and regulations. The general laws, regulations and policy documents issued by the Chinese government to manage the Beverage industry and Home furnishing sales industry are characterized by rapid update of regulations. Due to the rapid changes in the market and technology, policies need to be updated and adjusted constantly to meet the changes in the market and new technological developments. However, frequent policy updates also bring a certain degree of uncertainty and ambiguity, making it difficult to predict what the policy and regulatory environment will look like in the future. These circumstances all contribute to the ambiguity and uncertainty of the legal regulatory environment currently faced by our target industries, and therefore carry the risk of impairing our business and operational capabilities to a certain extent, which in turn affects our results.

III. The risk of slowing down the growth rate due to less than expected consumption upgrade
In the High-end drinking water field, price increases driven by product mix upgrades have become an important driver of expansion in the bottled water industry due to rising consumer demand for product quality and health. However, the release of consumer dynamics in the consumer economy has slowed down in recent years and it is expected that the pace of consumer upgrading may slow down in the future, which may have an impact on the growth rate of corporate revenue. Therefore, the Company's business strategy in the High-end drinking water field will need to be tailored to accommodate a slower than expected pace of future consumption upgrades.

Industrial environment factors

Compared with other macro environment,industrial environment is more important to the formation of competitive advantage of enterprises,because the influence exerted by other macro environment on enterprises is carried out through industrial environment.It mainly includes the production and operation scale,industrial status, competition status, production status,industrial layout, market supply and demand, industrial policies,industry barriers and barriers to entry,industry development prospects,etc.of the industry they are in or the industry they want to enter.

The market environment factors

In the market environment,the factors that affect the competitive advantage of enterprises mainly include market concentration, product differentiation,entry barriers,strategic groups and so on.Among them,strategic group mainly refers to the vertical value chain relationship between enterprises and downstream sellers and upstream suppliers.A good strategic group is conducive to stabilizing the supply channels of raw materials and sales channels of products,reducing transaction costs,enabling enterprises to focus on improving internal efficiency and increasing their profits.

The capital factor

The most important thing for enterprise operation should be the working capital,there are many enterprises because of the lack of funds,the capital chain broke,and finally bankruptcy,which is a relatively bad result.Of course,more often than not,more development opportunities are missed because of the lack of capital circulation.Enterprises in order to survive and develop,in the fierce competition,often take super conventional, or even illegal means to reduce production costs,some even below the product production cost price sales products. In the same industry,they produce products and production processes are not very different. The difference in production costs is also small,the price of the product can not pull the grade.

Peer competition factors

Now many enterprises for orders,and began to compete with each other price,competition,accompanied by a number of other means,it led to the decline in the efficiency of the use of resources throughout the market and market order chaos.And because of the low efficiency of enterprises,the lack of government departments to properly guide and product quality supervision,which naturally leads to the market can not form a good industry.

Production Capacity

Introduction of management and marketing core cooperation team

Zhenda Li is our Chief Executive Officer and Chairman of the Board of Directors and has served as our chairman since our inception in 2020.Since 2020,Mr.Sun has served as the Chairman.during her tenure.We believe that Mr.Sun should serve as a member of our Board of Directors because he is experienced in founding,leading and managing companies.

Yonghong Zang is good at teamwork,is skilled in formulating strategic plans and risk management,and her excellent management and business insights provide a solid foundation for the success and growth of the company.

BUSINESS

Our Mission

  The company's main business is health management services, as well as supporting services such as global eagle health Baijiu, electrolyte water and atomizer. By using Global Eagle Wine as a carrier for medicine and food, it supplements human energy and mineral electrolytes, prevents aging and chronic diseases, and creates a leading global brand in the life track

Overview

  Basic information of the company
Chinese Name.	GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED.
English Name.	GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED.
Date of Establishment.	2021-10-26
Office address.	60 PAYA LEBAR ROAD #12-03,PAYA LEBAR SQUARE,HONG KONG,40905
Zip code.	409051
Business scope.

Sales of lubricating oil; Sales of chemical products (excluding licensed chemical products); Production of protective equipment for medical staff (Class I medical devices); Synthetic fiber manufacturing; Manufacturing of household textile products; Production of industrial textile products; Information system integration services; Manufacturing of information security equipment; Artificial intelligence basic resources and technology platform; Technical services, technology development, technology consulting, technology exchange, technology transfer, and technology promotion; Environmental consulting services; Research and development of resource recycling technology; Resource recycling service technology consulting; Sales of rubber products; Sales of specialized equipment for rubber processing (excluding licensed businesses, can independently operate projects that are not prohibited or restricted by laws and regulations) Licensed projects: drug production; Wholesale of pharmaceuticals; Drug retail (a project that requires approval by law and can only be carried out after approval by relevant departments)

  Introduction to the main business

  The company is positioned as a life and mass health industry, and aspires to be a professional chronic disease treatment and health management organization.

  The company has made breakthrough progress in the detection, treatment and health care prevention of chronic diseases in terms of technical means, which will be a revolutionary subversion of human health and modern medicine, especially for all chronic diseases, including leukemia and various skin diseases, characterized by cardiovascular and cerebrovascular diseases, diabetes, malignant tumors and chronic obstructive pulmonary diseases, which can be called "the number one killer in the world today".

Our Competitive Strengths

  The core competitiveness of the company lies in using wine as a carrier and introducing proprietary technology of ceramic energy rods.

  This not only reduces harmful substances such as methanol, heavy metals, and fusel oil in wine, but also supplements the daily energy (energy) and physical mineral electrolyte trace elements (nutrients) needed by the human body, such as calcium, magnesium, potassium, selenium, manganese, etc;

  Global Eagle Wine Holdings and Global Eagle Wine have been included in the drafting unit of the national drug food homology team standard, which can effectively solve human diseases, chronic diseases, aging and health, without changing people's health habits.

  Other products that can change health cannot replace core competitiveness.

Our Weaknesses

The Chinese government lacks supportive policies for the industry

At this stage of China's economic and political development,the Chinese government has shown a low level of interest in the corporate consulting industry and a lack of policy support for this industry. As a company founded in China and entering a period of rapid growth,this policy environment will inevitably reduce the support of the Chinese government to a certain extent,thus slowing down our growth rate and momentum from a macro perspective.

The ambiguity and absence of industry norms in China

Currently,there is a lack of targeted legal regulations and policies for the corporate consulting industry in China,which has led to ambiguity and uncertainty in the current regulatory environment of the industry in which our principal business is conducted. Any new changes in laws,regulations and policies in the Chinese corporate consulting industry sector may create a degree of uncertainty,which may in turn harm our profitability and ability to operate.

The operational problems faced during the rapid growth period

We have grown rapidly in recent years,and our operations and development are entering a rapid growth period phase.During this phase,we will encounter a number of issues common to companies in rapid growth periods, including ur relatively limited experience operating on a scale of operations.We will need to continue to explore new growth operating models as our growth phase evolves,but if we are unable to manage our growth effectively,our brand,company culture and financial results may be adversely affected.

Our Threats

  The business risk or disadvantage of the company is that at this stage, many people are not very familiar with the product and know this proprietary technology and Baijiu as a good medicine in the world, which requires a large amount of publicity and education costs, early investment and market channel construction

Our Strategies

  Our business advantage lies in the homology of medicine and food of our products, which can effectively solve the chronic disease, aging and health of human body, advocate not changing people's health habits, and can change the purpose of health.
  Our other products can not replace the core competitiveness in the near future.
  Through free consumption experience, we can give equivalent gold to buy wine, deeply lock in the end users, let users pass physical examination after drinking habits, and combine the company's Internet hospital to directly reach the end users' online health education and health services, so as to achieve long-term repurchasing of users, and effectively solve the problems of enterprise's difficulty in obtaining customers and product marketing.

Our Products and Services

  The brand strategy of Global Eagle (China) Life Technology Co., Ltd. is to not change people's living habits, but to change the way of health.

  Through the use of Global Eagle wine as a carrier for medicine and food, it supplements human energy and mineral electrolytes, prevents aging and chronic diseases, and creates a global leading brand in the life track, allowing people to toast to youth.

Competition

  The core competitiveness of the company lies in using wine as a carrier and introducing proprietary technology of ceramic energy rods.

  This not only reduces harmful substances such as methanol, heavy metals, and fusel oil in wine, but also supplements the daily energy (energy) and physical mineral electrolyte trace elements (nutrients) needed by the human body, such as calcium, magnesium, potassium, selenium, manganese, etc;

  Global Eagle Wine Holdings and Global Eagle Wine have been included in the drafting unit of the national drug food homology team standard, which can effectively solve human diseases, chronic diseases, aging and health, without changing people's health habits.

  Other products that can change health cannot replace core competitiveness.

Our Marketing and Sales

Market layout

Market layout has always been a core part of our major strategic planning for business development.In the current development stage, our market layout work mainly focuses on the Chinese market,and after a period of careful fundraising,planning and development,we have already obtained certain achievements.It can be divided into two main sections: China vertical market layout construction and China horizontal market layout construction.

China's vertical market layout construction

At present,we have built a vertical market system at five levels: provincial,municipal, district and county levels, and community level, as follows.

At the provincial level,we have established subsidiaries covering 34 provincial administrative regions across China,which are mainly responsible for undertaking our direct business.

At the municipal level,we have been building municipal agencies to join companies throughout China,covering 334 municipal administrative regions.

At the district and county level,we have further developed the agent-joining district and county-level operation centers on the basis of each municipal agent-joining company,covering as many as 2,851 county-level administrative regions in China.With a strong scale of benefits.

Based on the district and county level,we have also subdivided the grid market layout network such as member team and community members under the member team,in order to strive for in-depth and solid market layout work and continuously improve the effectiveness of the company's market layout.

China's horizontal market layout construction

In the horizontal market layout construction,we actively adopt the strategic system represented by the innovative partner mechanism to continuously explore the resource potential of our team,which has achieved the good effect of closely uniting platforms, organizations and elites from various industries.We fully unite platforms and organizations such as local chambers of commerce and associations,banks, investment banks,fund companies,angel investors,consortia and media to effectively and efficiently establish high-end political and business cooperation circles,continuously gather high-end contacts,connect high-end social relations and pool high-end resources,in order to strive to give maximum momentum to good projects of enterprises,and thus achieve win-win cooperation and prosperous development among enterprises.

The marketing model

In the current development stage,we have created a mature'online promotion - community sharing - offline chain'strategic marketing model.This strategic marketing model consists of three main sales systems,namely: first,the online promotion cloud network system relying on the Internet, big data and other technologies;second,the community sharing marketing matrix relying on the membershiplevel and community level in our vertical market layout system; and third,the offline chain sales network based on the city-level and county- level chain franchises in our vertical market layout system.The details are as follows.

Online promotion of the cloud network system

Specifically,our online promotion cloud network system includes four specific marketing departments,namely: live,training-based new media marketing department; ecommerce online marketing department; search engine and portal online promotion department; and big data SaaS system accurate welcome flow promotion department.Specific introduction is as follows.

New media marketing department: mainly in the form of new net red self media such as live broadcast and training,through TikTok short video platform,Headlines media platform,Volcano short video platform,Kwai short video platform,Little Red Book self media platform,WeChat video number self media platform,WeChat Moment and other Internet new media channels, making full use of the net red effect and the principle of behavioral economics,in the computer terminal,cell phone terminal for the whole platform Radiation publicity and marketing,in order to achieve full coverage of the market resources of the Internet channels.

E-commerce online marketing department: mainly based on the traditional e-commerce marketing platform such as Tmall platform,JD platform,Taobao platform,Pinduoduo platform,idle fish platform,58.com,etc.We assign professional e-commerce marketing personnel,deep plowing in the above majortraditional e-commerce marketing platform,fully explorethe potential targetcustomers of each platform.

Search engines and portals online promotion department: search engines and portals are usually the focus of the convergence of network user traffic, but also our potential target customers to carry out online marketing focus on the target, we through the Baidu search,Sogou search,360 search,NetEase platform and other major search engines and portals to put marketing information to ensure that potential target customers in the maximum extent of contact and conversion.

Big Data SaaS system accurate attraction promotion department: We are good at using the latest Internet big data technology,using SaaS system to fully automatic analysis of potential target users in various industries,accurate portrait of a large number of target customers,and then realize the accurate welcome flow of thousands of people,with the minimum cost and the highest benefit to achieve automated expansion of customer sources.

Community sharing marketing matrix

Our community sharing marketing matrix system makes full use of the advantages of the integration of online and offline sales,and is mainly divided into the sharing economy marketing department and the project product marketing department.The details are introduced as follows.

Sharing economy marketing department: We adopt the layout strategy of carrying out both online and offline, make full use of the power of community members'grid resources,take fission marketing as a specific methodology,implement the community incentive model of'sharing + distribution + dividend'to maximize the degree of solid promotion of the sharing economy sales network,and continuously enhance community sharing The company will continue to strengthen the momentum of community sharing to bring customer growth.

Project product marketing department:In this marketing department,we mainly take the project product as the core breakthrough,uphold the network is king'online sales thinking,fully combined with Internet resources,agent distribution as the basic operation mode,using the product profit + dividends The growth incentive system of'product profit + dividend'is adopted to add vitality to the steady promotion of sales market.

Offline chain sales network

Through a set of mature chain sales model,we have created an offline chain sales network with a trinity of directly operated sub-institutional departments,franchised sub-institutional departments,and integrated M&A institutional departments.The details are described below.

Direct sub-institutional sector,In this institutional sector,we directly investin direct sub-institutional way by the headquarters,using the policy strategy of'concentrating power to do great things', aggregating key strategic resources to create a local model flagship market in the core strategic sectors,to provide guidance for the replication of chain sales model proliferation and depth of promotion.Weathervane.

Join the sub-institutional sector: We take agents and partners as core investors in the sub-institutional sector,adopt the franchise chain model,take the sample flagship market created by the directly operated sub-institutional sector as the foundation,make fissionable replication of the sub-institutional sector joined,and continuously enhance the scale and influence of the sub-institutional sector joined.

Integration and acquisitionof institutional sector:We focus on the use of existing resources in the market, the existing institutionswith excellent market performance in the same field to carry out mergers and acquisitions and restructuring,unification of high-quality resources inthe same field,under the guidance of high standards and high requirements,the rapid formation f chain scale,and constantly improve the scale of marketing efficiency.

Our Customer Base

Individual consumers: our main customers are who purchase alcoholic beverages for personal consumption or as gifts.The age,income, education level and other characteristics of consumers can affect their purchasing behavior and brand preferences including both online and offline.

Food industry: restaurants,bars,cafes,and other catering businesses are also important customer groups for us.They often need to purchase a large amount of alcohol for commercial sales.

Business Customers: business customers such as enterprises,institutions,and clubs usually need to purchase drinks for business banquets,gift giving,etc.They often have high requirements for the quality and brand image of alcoholic beverages.

Special needs group: collectors,investors,and other customer groups with special needs.They may have special needs for the vintage,origin,brand,etc.of the beverage.

Government Regulation

Since we are focusing on the domestic market in China at this stage of development,the analysis of government regulation in this paper is limited to the specific environment of the domestic market in China. Currently, our main business is to provide professional consulting and management,business planning and other business services to enterprises,mainly focusing on the corporate consulting and management industry.

Under the current Chinese laws and regulations and policy environment,China's eucommia ulmoides industry has a relatively relaxed regulatory and policy environment, which is manifested as follows: first,the Chinese government has not yet established a specific governmental regulatory department for the eucommia ulmoides industry,so the current governmental regulation of our industry is mainly under the responsibility of the State Administration of Market Supervision and Administration of China; second,the Chinese government has not yet issued laws,regulations and policiesspecifically. Secondly,the Chinese government has not yet issued any laws,regulations or policies that specifically regulate the business consulting management industry. Thirdly,the policies and regulations that directly regulate our business are mainly general market regulation laws and regulations.

All in all,the current government regulation we are facing can be divided into two main segments,namely,government regulatory authorities and government regulatory systems,as follows.

Government regulators

National regulatory authority State Administration of Market Supervision and Administration,is China's national market supervision department,the department according to the'State Administration of Market Supervision and Administration of the functional configuration,internal structure and staffing regulations'established,is the State Council directly under the institutions,at the ministerial level.

The main responsibilities of the department include: responsible for the comprehensive supervision and management of the market; responsible for the unified registration of market entities; responsible for organizing and guiding the comprehensive enforcement of market supervision; responsible for the unified enforcement of anti-monopoly; responsible for the supervision and management of market order; responsible for macro quality management; responsible for the supervision and management of product quality and safety; responsible for the supervision and management of special equipment safety; responsible for the comprehensive coordination of food safety supervision and management; responsible for food safety supervision and management; responsible for the unified management of measurement work; responsible for the unified management of standardization work; responsible for the unified management of inspection and testing work; responsible for the unified management,supervision and comprehensive coordination of national certification and accreditation work; responsible for market supervision and management of science and technology and information technology construction,public information,international exchanges and cooperation; management of the State Drug Administration,the State Intellectual Property Office,etc.

Local regulatory authorities

Local regulatory authorities in China mainly refer to the market supervision authorities in Chinese provinces and cities.Guangdong Provincial Market Supervision Administration,for example,the department was established in accordance with the'Decision of the CPC Central Committee on Deepening Institutional Reform of the Party and the State'and the'Guangdong Provincial Institutional Reform Program',and is an agency directly under the provincial government,at the departmental level.

The main responsibilities of the department are: responsible for the comprehensive supervision and management of the market and intellectual property management; responsible for the unified registration of market entities; responsible for organizing and guiding the comprehensive enforcement of market supervision and intellectual property rights; responsible for the supervision and management of market order; responsible for the unified enforcement of anti-monopoly; responsible for the unified management of standardization; responsible for promoting the use of intellectual property rights; responsible for the protection of intellectual property rights; responsible for macro quality management; responsible for supervision and management of product quality and safety; responsible for the comprehensive coordination of food safety supervision and management; responsible for food safety supervision and management; responsible for the supervision and management of special equipment safety; responsible for the unified management of metrology; responsible for the unified management of certification and accreditation and inspection and testing work; responsible for market supervision and management, science and technology and information construction in the field of intellectual property,press and publicity,communication and cooperation; management of the Provincial Drug Administration and the Provincial Intellectual Property Protection Center ; complete other tasks assigned by the provincial party committee,the provincial government and the State Administration of Market Supervision,the State Intellectual Property Office.

Government Regulatory System

The current system of government regulatory system we face can be divided into four main levels: national laws,judicial interpretations,regulatory documents of the State Council,and local regulations at the provincial level.First,national laws: mainly the general legal norms that are applied throughout China,such as the Law of the People's Republic of China Against Unfair Competition (2019 Amendment) and the Advertising Law of the People's Republic of China (2021 Amendment); second, judicial interpretations: mainly the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Law of the People's Republic of China Against Unfair Competition (Third,regulatory documents of the State Council: including policy documents such as the Notice of the State Council on the Issuance of the 14th Five-Year Plan for Modernization of Market Supervision; Fourth,local regulations at the provincial level: including local regulations issued by each province,with each province as the applicable region.For example,the Guangdong Market Supervision Regulations (2021 Revision).

Legal Proceedings

The Company has no ongoing or terminated legal proceedings.

Our Culture

The Company understands the importance of corporate culture to the long-term,healthy and stable development of enterprises.In the process of continuously cultivating the industry,fighting the market and seeking common ground while preserving differences,we have gradually produced,developed and formed a mature and unique corporate culture system.It mainly includes four levels of vision,mission,values and business philosophy.

Vision

Innovation is both a driving force to lead development and a lasting source of innovation for enterprises.Cloud computing, digitalization,and intelligence are the necessary channels for enterprises to move towards innovation today.Therefore,the company takes'continuous innovation'as its platform development strategy and regards 'cloud computing', 'digitalization'and 'intelligence'. We are committed to injecting continuous life and vitality into the continuous innovation and stable development of enterprises.

Mission

With the global business,we provide resources and business strategies for all business projects actively seeking development and breakthrough,and help our clients seize market opportunities and flourish; we integrate resources from all parties,build a centralized platform,and strive to become a key hub for connecting all enterprises, escorting every cooperation,development and win- win situation between enterprises.

Values

'Innovation','Sharing','Responsibility','Win-win'.
To seek innovation is to seek the future,the company insists on the innovation-driven development strategy and carries out the core value of innovation in every aspect such as business strategy,market development,service mode and personnel management; sharing is the core meaning to enhance the cohesion,centripetal force, execution force and fighting force of the enterprise, the company constantly creates a team atmosphere with sharing as the core value concept and builds a professional talent team with strong cooperation Responsibility is the prerequisite for creating value,the company upholds the core value concept of responsibility,takes customer needs as its primary responsibility,and constantly devotes itself to shouldering greater social responsibility,striving to create continuous wealth and value for customers and society.We are committed to creating wealth and value for our customers and society.

Business philosophy

'Market-oriented and publicspirited.''Customer-focused and effective.'

Market is the basic plate and breakthrough for the survival, development and growth of all enterprises, and the company insists on taking the market as the guide and constantly upholds the spirit of seeking truth from facts and being down-to-earth.'the company insists on taking public welfare as the purpose,harboring the spirit of public welfare and carrying forward good virtues.Customers are the center around which the development of the enterprise revolves,the object of sincere and heartfelt service of the enterprise,and the basis of the enterprise's prosperity.the company insists on taking customers as the center,treating customers'interests as its own interests,thinking about customers'thoughts,thinking about customers' ideas,focusing on solving problems for customers,and helping to make customers thrive.

REGULATIONS

Regulations on Advertising

On October 27,1994,the SCNPC promulgated the Advertising Law,which was amended on April 24,2015 and October 26,2018.Under the Advertising Law,advertisers refer to any legal persons,economic organizations or individuals that, directly or through agents,design,produce and publish advertisements to promote products or services.Advertisement operators refer to those legal persons,economic organizations or individuals consigned to provide advertisement content design and production and agency services.Advertisement publisher refers to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators which are consigned by the advertisers.An advertisement should present distinct and clear descriptions of the product's function,place of origin, quality,price,manufacturer,validity period,warranties or the contents, forms,quality,price or promises of the services offered. False advertising that may mislead consumers and the compromise legal rights and interests of consumers shall subject the advertiser to civil liabilities.Where the advertising operator or advertising publisher is unable to provide the real name,address or valid contact information of the advertiser,the consumers may require that the advertising operator or advertising publisher make compensation in advance.For false advertisements of goods or services other than those stipulated in the preceding sentence which caused harm to consumers,where the advertising operator,advertising publisher and advertising spokesperson knew or should have known about the falsity yet still provided design,production,agency or publishing services,or provided a recommendation or endorsement,they shall bear joint and several liabilities with the advertiser.

On July 4,2016,the State Administration for Industry & Commerce (the predecessor of the State Administration of Market Regulation),or the SAIC,promulgated the Interim Measures for the Administration of Internet Advertising,or the Internet Advertising Measures, which became effective as of September 1,2016.The Internet Advertising Measures set forth further compliance requirements for online advertising businessin addition to those in the Advertising Law.Pursuant to the InternetAdvertising Measures,InternetAdvertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text,image,audio,video,or others means through websites,webpages,internet apps,or other internetmedia.Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word'advertisement,' enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internetthrough a pop-uppage or in other formsshall provide a prominently marked'CLOSE'button to ensure'one-click closure'; (iii) sponsored search results must be clearly distinguished from organic earch results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient's permission or induce Internet users to click on an advertisement in a deceptive manner; (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal; and (vi) no advertisement of any medical treatment,medicines,foods for special medical purpose,medical apparatuses, pesticides,veterinary medicines,dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as stipulated by laws and regulations shall be released unless it has passed such review.

Regulations Relating to Internet Culture Activities

On February 17,2011,the Ministry of Culture,or MOC, promulgated the Interim Administrative Provisions on Internet Culture,or the Internet Culture Provisions,which became effective on April 1,2011.The Internet Culture Provisions require ICP services providers engaging in commercial'internet culture activities'to obtain a permit from the MOC.'Internet cultural activities'is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services,which includes (i) the production,duplication,importation,and broadcasting of the Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end-users,such as computers,fixed-line telephones,mobile phones,television sets and games machines,for online users'browsing,use or downloading; and (iii) the exhibition and comparison of the Internet cultural products. In addition, 'Internet cultural products'is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the Internet,which mainly include internet cultural products specially produced for the Internet, such as online music entertainment,online games,online shows and plays (programs),online performances,online works of art and online cartoons,and internet cultural products produced from cultural products such as music entertainment,games,shows and plays (programs),performances,works of art, and cartoons through certain techniques and duplicate those to internet for dissemination.

Regulations Relating to Online Transmission of Audio-Visual Programs

The SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service,or the Audio- Visual Program Provisions,on December 20,2007,whichcame into effecton January 31,2008 and was amendedand effective on August 8,2015.Under the Audio-Visual Program Provisions,'internet audio-visual program services'is defined as activities of producing,redacting and integrating audio-visual programs,providing them to the general public via internet,and providing service for other people to upload and transmits audio-visual programs,and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT,or complete certain registration procedures with SAPPRFT.In general,providers of internet audio-visual program services must be either state-owned or state-controlled entities,and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by SAPPRFT.On March 30,2009,SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs,which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet,including through mobile networks,where applicable,and prohibits certain types of internet audio-visual programs containing violence,pornography,gambling,terrorism,superstition or other similarly prohibited elements.

Regulations Relating to the Software Industry

On June 24,2000,the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries,or the Policies,to encourage the development of software and integrated circuit industries in China and to enhance the ability of PRC information technology companies to compete in the international market.The Policies facilitate the development of software and integrated circuit industries in China through various methods,including: (i) encouraging venture capital investments in software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas; (ii) providing tax incentives,including an immediate tax rebate for taxpayers who sell self-developed software products before 2010 in the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates; (iii) providing government support,such as government funding in the development of software technology; (iv) providing preferential treatments,such as credit facilities with low interest rates to enterprises that export software products; (v) taking various strategies to ensure that the software industry has sufficient expertise; and (vi) implementing measures to enhance intellectual property protection in China.According to Certain Policies to Further Encourage the Development of the Software Industry and the Integrated Circuit Industry which was promulgated on January 28,2011 by the State Council,preferential value-added tax shall continue to be implemented and relevant preferential business tax policies shall be further implemented and improved.Eligible software enterprises and integrated circuit design enterprises,which engage in software development and testing,information system integration, and operation maintenance,integrated circuit design and other businesses,shall be exempt from business tax and relevant procedures for them shall be simplified.

To qualify for preferential treatments,an enterprise must be recognized as a software enterprise by governmental authorities.A software enterprise is subject to annual inspection,failure to pass such inspection in a given year would cause the enterprise to lose the relevant benefits.

Regulations Relating to Anti-Unfair Competition

The Anti-Unfair Competition Law of the PRC,or the Anti-Unfair Competition Law,which was promulgated by the Standing Committee of NPC on September 2,1993 and most recently amended on April 23,2019,provides that operators shall abide by freewill,equality,fairness and good faith principle and comply with laws and business ethics.The online business operator is required to comply with the Anti-Unfair Competition Law as well,such operator shall not,by utilizing technical methods to affect users'options,among others,conduct any activities interfering with or destroying other operator's online products or services.

According to the Anti-Unfair Competition Law,operators shall not undermine their competitors by engaging in improper activities, including but not limited to,market confusion,commercial bribery,misleading false publicity,infringement of trade secrets and illegitimate premium sale.

Any operators who violate the Anti-Unfair Competition Law by engaging in the unfair competitive activities shall be ordered to cease such illegal activities,eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Anti-money Laundering

Pursuant to the Notice of Strengthening Anti-money Laundering in Insurance Industry promulgated by the CIRC on August 10,2010 and Measures for the Administration of Anti-money Laundering Work in the Insurance promulgated on September 13,2011 by the CIRC and became effective on October 1,2011,the CIRC shall organize,coordinate and direct anti-money laundering effort in insurance industry.

According to the provisions of the Measures for the Administration of Anti-money Laundering Work in the Insurance,insurance agency and brokerage companies shall,in the light of the real-name system for policies and according to the work principles that client materials are complete,transaction records are available for inspection and circulation of funds is regulated,effectively enhance the internal control level of anti-money laundering.Insurance agency and brokerage companies shall establish an internal control system for anti-money laundering and prohibit funds which have an illegal source from investing into their equity.The senior management officers of insurance agency and brokerage companies shall understand laws and regulations on anti-money laundering.

Pursuant to the Notice of Strengthening Anti-moneyLaundering in Insurance Industry,equity investmentsin insurance intermediariesand equity structure changes therein should be in line with relevant requirements on fund sources in anti-money laundering laws and regulations of the PRC.

Newly established insurance intermediaries and branch institutions and those restructured or reformed should meet anti-money laundering criteria specified by the CIRC,including (i) establishment of system for client identity recognition,client identity and transaction record keeping,training and education,auditing,confidentiality, internal control system and operation protocols including those facilitating monitoring and inspection and administrative investigation; (ii) dedicated anti-money laundering posts and job descriptions,manning and training for such posts; (iii) other requirements according to regulatory provisions.

Laws and Regulations Relating to OtherBusiness Areas Foreign Exchange

Pursuant to the Administrative Regulations of the PRC on Foreign Exchange promulgated by the State Council on January 29,1996 and amended on August 1, 2008 with effect from August 5, 2008,and various regulations issued by SAFE, and other PRC regulatory agencies,foreign currency could be exchanged or paid through two different accounts,namely current account and capital account.Payment of current account items,including commodity,trade and service-related foreign exchange transactions and other current payment, may be made by conversion between RMB and foreign currencies without approval of SAFE,but are subjectto procedural requirements including presenting relevant documentary evidence of such transactions.Capital account items,such as direct equity investment,loans and repatriation of investment,require the prior approval from or registration with SAFE or its local branch for conversion between RMB and the foreign currency,and remittance of the foreign currency outside the PRC.

Pursuant to the Notice on Administration of Foreign Exchange Involved in Offshore Investment,Financing and Round-Trip Investment Conducted by Domestic Residents Through Special Purpose Vehicles,which was promulgated by SAFE and went into effect on July 4,2014,prior to making capital contribution in a special purpose vehicle by a PRC resident using its legitimate assets or interests in the PRC or overseas,the PRC resident shall apply to the foreign exchange bureau for completion of foreign exchange registration formalities for overseas investments.A'domestic entity'referred to in this notice shall mean enterprise and institutional legal persons and any other economic organizations established in the PRC pursuant to the law; a'PRC resident individual'shall mean a PRC citizen holding a PRC resident identity document,military personnel identity document or armed police personnel identity document,and any foreign individual who does not hold a PRC identity document but normally resides in the PRC due to economic reasons.

Pursuant to the Notice on Further Simplification and Improvement of Foreign Exchange Administration Policies for Direct Investment, promulgated by SAFE on February 13,2015 and effective June 1,2015,two administrative approval matters,including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment,shall be reviewed and processed directly by banks.SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of SAFE on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Investment Enterprises promulgatedon March 30,2015 and effective June 1, 2015,and the Notice of SAFE on Reforming and Regulating the Policies for Administration of Foreign Exchange Settlement under the Capital Account promulgated on and effective June 9,2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign- invested enterprises.Foreign exchange capital in a foreign- invested enterprise capital account,for which the monetary contribution has been confirmed by SAFE (or for which the monetary contribution has been registered for account entry),may be settled at a bank as required by the actual management needs of the enterprise.The voluntary settlement ratio of foreign-invested enterprise foreign exchange capital projectshas been temporarily set at 100%.SAFE may make adjustments to the said ratio at appropriate timesbased on the status of the international balance of payments.In addition,foreign exchange earnings under capital projects and the RMB funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

Foreign Investment

In March 2019,the Standing Committee of the National People's Congress of the PRC passed the Foreign Investment Law of the People's Republic of China,or the Foreign Investment Law.Among other things,the Foreign Investment Law defines the'foreign investment'as the investment activities in China conducted by foreign individuals,enterprises and other organizations,or the Foreign Investors,in a direct or indirect manner.The PRC governmental authorities will administrate foreign investment by applying the principal of pre-entry national treatment together with a negative list,to be specific,the Foreign Investors are prohibited from making any investments in the fields cataloged into prohibited industries for foreign investment based on the negative list,while they are allowed to make investments in the restricted industries provided that all the requirements and conditions as set forth in the negative list have been satisfied; when the Foreign Investors make investments in the fields other than those included in the negative list, the national treatment principle shall apply.

Pursuant to Provisions for Guiding the Foreign Investment Direction,projects with foreign investment fall into 4 categories,namely encouraged,permitted,restricted and prohibited.Projects with foreign investment that are encouraged,restricted or prohibited shall be listed in the Foreign Investment Catalog.Projects with foreign investment not listed as encouraged,restricted or prohibited projects are permitted projects.

Pursuant to the Special Administrative Measures for Access of Foreign Investment (2021 Edition),or the 2021 Edition Negative list, issued by the MOFCOM and the NDRC on December 27,2021, which came into effect on January 1,2022. Our business does not fall into the negative list and is permitted for foreign investment.

The Foreign Investment Law replaced the Law of the People's Republic of China on Wholly Foreign-owned Enterprises.It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment.Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in the market access negative list for foreign investment shall be required to satisfy the conditions stipulated in such negative list.The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises.The PRC does not impose expropriation on foreign investment.Under special circumstances,if it requires imposing expropriation on foreign investment due to the need of public interest,expropriation shall be imposed according to legal procedures,and the foreign-invested enterprises concerned shall receive fair and reasonable compensation.Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2021 Negative List.Since our current and planned business is not on the 2021 Negative List,to the best of our knowledge,it will not create any material adverse effect to our Company's business.

Outbound Investment

Pursuant to the Measures for Administration of Overseas Investment Management promulgated by the MOFCOM on September 6,2014 and effective October 6,2014 and the Measures for Administration of Overseas Investment of Enterprises promulgated by the NDRC on December 26, 2017 and effective March 1, 2018,a domestic institution is required to undergo relevant procedures for offshore investment prior to its overseas direct investment and obtain relevant record-filing,approval, certificate or permit. If an enterprise fails to complete the aforesaid procedures,it will be required by the competent authorities to suspend or cease the implementation of the project.

Regulations on Import and Export of Goods

Pursuant to the Foreign Trade Law of the PRC promulgated by the Standing Committee of the NPC on May 12,1994 and last amended on November 7,2016,foreign trade dealers who are engaged in the import or export of goods or technologies shall register with the competent authority responsible for foreign trade under the State Council or its authorized bodies unless such registration is not required under the laws,administrative regulations and the provisions of the competent department of foreign trade under the State Council. Where a foreign trade dealer fails to register as required,the customs will not process the procedures of declaration and clearance of the imported or exported goods.

Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the NPC on January 22,1987 and last amended on April 29, 2021,unless otherwise stipulated,the declaration of import and export goods may be made by consignees and consignors themselves,and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs.The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

Laws and Regulations Relating to Taxation Enterprise Income Tax

Pursuant to the EIT Law promulgated on March 16,2007,amendedon and effective December 29,2018,and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC,or the EIT Implementation Rules, issued on December 6,2007 and effective April 23,2019,EIT shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises.EIT shall be payable by a resident enterprise for income sourced within or outside the PRC.EIT shall be payable by a non-resident enterprise,for income sourced within the PRC by its institutions or premises established in the PRC,and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship.Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institution or premises established, EIT shall be payable by the non-resident enterprise only for income sourced within the PRC.

Pursuant to the Administrative Measures on the Accreditation of High and New Technology Enterprises high and new technology enterprises accredited pursuant to these measures may make declarations under and benefit from tax concession policies in accordance with relevant regulations including the EIT Law and the EIT Implementation Rules,the Law of the PRC on Administration of Levying and Collection of Taxes and the Regulation of Implementation of the Law of the PRC on Administration of Levying and Collection of Taxes.

Pursuant to the Announcement on the Enterprise Income Tax Policies for Promoting the High-quality Development of the Integrated Circuit Industry and the Software Industry promulgated by the Ministry of Finance,the State Taxation Administration,the NDRC and the MIIT on December 12,2020 and effective from January 1,2020,and the Announcement No.9 [2021] of the MIIT, the NDRC,the Ministry of Finance and the State Taxation Administration,upon certification,an integrated circuit design,equipment,materials,packaging,or testing enterprise or a software enterprise shall be exempt from the EIT from the first to the second year from the year when such enterprise makes profits,and be subject to the EIT levied at half of the 25% statutory tax rate from the third to the fifth year.

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC promulgated by the State Council,as amended on November 5,2008, February 6,2016 and November 19,2017 and effective November 19,2017,all entities and individuals in the PRC engaging in the sales of goods,provision of processing services,repairs and replacement services,sales services, intangible assets,real estate and the importation of goods are required to pay value added tax,or VAT.Unless otherwise stated,the rate of VAT shall be 17%.

Pursuant to the Notice on Value-Added Tax Policies of Software Products a general taxpayer who sells self-developed software products and subject to VAT at a rate of over 3% may,after being taxed at the fixed tax rate of 17%,receive a VAT refund.

According to the Circular of the SAT,on Adjusting Value-added Tax Rates,where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods,the previous applicable 17% and 11% tax rates are lowered to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform,where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods,the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

Taxon Dividends

Pursuant to the EIT Law and the EIT Implementation Rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested investment enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC,or which have established or operated premises but where their income has no de facto relationship with such establishment or operation of premises shall be subject to a withholding tax of 10%.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income entered into between the PRC government and the Hong Kong Special Administrative Region,where the beneficial owner is a company directly holding at least 25% of the equity interest of the company paying the dividends,the tax charged shall not exceed 5% of the distributed dividends.In any other case,the tax charged shall not exceed 10% of the distributed dividends.

Pursuant to the Announcement on Issues Relating to'Beneficial Owner' in Tax Treaties promulgated by the SAT on February 3, 2018 and came effective April 1,2018, a 'beneficial owner'shall mean a person who has ownership and control over the income, and therights and property from which the income is derived. Upon the determination of the 'beneficial owner'>status of a resident of the treaty counterparty who needs to enjoy the tax treaty benefits (hereinafter referred to as the'applicant'), a comprehensive analysis shall be conducted taking into account the actual conditions of the specific case.In general, the following factors are unfavorable for the determination of 'beneficial owner' status of an applicant: (1) the applicant is obligated to pay 50% or more of the income,within 12 months from its receipt,to a resident of a third country (region),where the term'obligated'includes agreed obligations and de facto payment for which there is no agreed obligation; (2) the business activities undertaken by the applicant do not constitute substantive business activities, where substantive business activities shall include manufacturing,distribution and management activities of a substantive nature,the determination of whether the business activities undertaken by the applicant are of a substantive nature shall be based on the functions actually performed and the risks borne,and investment holding management activities of a substantive nature undertaken by the applicant may constitute substantive business activities (where the applicant undertakes investment holding management activities which do not constitute substantive business activities,and simultaneously undertakes other business activities,if such other business activities are not sufficiently significant, these shall not constitute substantive business activities); (3) the treaty counterparty country (region) does not levy, or exempts tax on the relevant income,or levies tax but with a very low actual tax rate; (4) in addition to the loan contract based on which interest is derived and paid,there exists other loans or deposit contracts between the creditor and the third party,of which factors such as the amount,interest rate and date of execution are similar; and (5) in addition to the transfer contract for rights to use such as copyright,patent,technology,from which the royalties are derived and paid,there exists other transfer contracts for rights to use or ownership in relation to copyright,patent,technology between the applicant and a third party.

Pursuant to the Notice of the SAT on the Relevant Issues Concerning the Implementation of Dividend Clauses in Tax Treaties promulgated by the SAT and effective February 20,2009,all of the following conditions shall be satisfied before the concession tax rate in a tax treaty can be enjoyed: (1) the tax resident obtaining dividends shall be restricted to as provided in the tax treaty; (2) among all the ownership equity interests and voting shares of the PRC resident company, the proportion directly owned by the tax resident complies with the prescribed proportions under the tax treaty; and (3) the proportion of the equity interests of the PRC resident company directly owned by such tax resident complies with,at all times within the twelve months before obtaining the dividends,the proportions specified in the tax treaty.

Pursuant to the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers promulgated by the SAT on October 14,2019 and effective January 1,2020,entitlement to treaty benefits for non-resident taxpayers shall be handled by means of'self-judgment of eligibility, declaration of entitlement,and retention of relevant materials for futurereference'.Where non-resident taxpayers judge by themselves that they meet the conditions for entitlement to treaty benefits,they may obtain such entitlement themselves at the time of making tax declarations,or at the time of making withholding declarations via withholding agents.At the same time, they shall collect,gather and retain relevant materials for future reference in accordance with the provisions of these measures,and shall accept the follow-up administration of tax authorities.Relevant information proving the status of'beneficial owner'shall be retained in the case of entitlement to dividends, interest and treaty benefits of royalty clauses.

Laws and Regulations Relating to Labor and Social Security

Pursuant to the Labor Law of the PRC promulgated on July 5,1994 and amended on and effective December 29,2018,companies must negotiate and enter into employment contracts with their employees based on the principle of fairness.Companies must establish and strengthen an employment hygiene system,strictly implement the national labor safety and health rules and standards,deliver occupational health and safety education to employees, prevent work-related accidents,and reduce occupational hazards.In addition, employers and employees shall purchase social insurances and pay for social insurance fees in compliance with applicable PRC laws.

Labor Contracts

The Labor Contract Law of the PRC,which was promulgated on June 29,2007 and subsequently amended on December 28,2012 and effective July 1,2013,serves as the primary law regulating the labor contract relationship between companies and employees.Pursuant to this law,an employment relationship is established between the employer and the worker since the day of employment.The employer shall execute a written employment contract with the worker.Furthermore,to safeguard the legal rights and interests of workers,the way to calculate compensation for the probation period and for damages shall be subject to the provisions of the law.

Social Security and Housing Provident Fund

Pursuant to the Interim Regulations on Levying Social Insurance Premiums promulgated on January 22,1999 and amended on March 24, 2019,Decisions of the State Council on Modifying the Basic Endowment Insurance System for Enterprise Employees promulgated on December 3,2005,Decision on Establishment of Basic Medical System for Urban Employee issued by State Council with effect from December 14,1998,the Regulations on Unemployment Insurance effective from January 22,1999,Regulations on Work-Related Injury Insurance promulgated on April 27,2003 with effect from January 1,2004,and as amended on December 20,2010,and the Interim Measures concerning the Maternity Insurance for Enterprise Employees promulgated on December 14,1994 with effect from January 1,1995,employers are required to register with the competent social insurance authorities and provide their employees with welfare schemes covering pension insurance, unemployment insurance,maternity insurance,work-related injury insurance and medical insurance.

Pursuant to the Social Insurance Law ofthe PRC, which became effective n July1,2011 with last amendment n December 29,2018, all employees are required to participate in basic pension insurance,basic medical insurance schemes and unemployment insurance,which must be contributed by both the employers and the employees. All employees are required to participate in work-related injury insurance and maternity insurance schemes,which must be contributed by the employers.Employers are required to complete registrations with local social insurance authorities.Moreover,the employers must timely make all social insurance contributions.Except for mandatory exceptions such as force majeure,social insurance premiums may not be paid late,reduced,or be exempted.Where an employer fails to make social insurance contributions in full and on time,the social insurance contribution collection agencies shall order it to make all or outstanding contributions within a specified period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due.If such employer fails to make the overdue contributions within such time limit,the relevant administrative department may impose a fine equivalent to 1-3 times the overdue amount.

Pursuant to the Administrative Regulations on the Housing Provident Fund effective from April 3, 1999,amended on March 24, 2002 and March 24,2019,enterprises are required to register with the competent administrative centers of housing provident fund and open bank accounts for housing provident funds for their employees.Employers are also required to timely pay all housing fund contributions for their employees.Where an employer fails to submit and deposit registration of housing provident fund or fails to go through the formalities of opening housing provident fund accounts for its employees,the housing provident fund management center shall order it to go through the formalities within a prescribed time limit.Failing to do so at the expiration of the time limit will subject the employer to a fine of not less than RMB10,000 and up to RMB50,000.When an employer fails to pay housing provident fund due in full and in time,housing provident fund center is entitled to order it to rectify,failing to do so would result in enforcement exerted by the court.

Laws and Regulations Relating to Intellectual Property Trademarks

Pursuant to the Trademark Law of the PRC promulgated on August 23,1982, amendedon April 23,2019 and effective November 1,2019 and the Regulation on Implementation of the Trademark Law of the PRC amended on April 29,2014 and effective May 1,2014,the right to the exclusive use of a registered trademark is limited to the approved trademark registration,and to goods for which the use of the trademark has been approved.The period of validity of registered trademarks lasts for ten years from the day of registration approval.Absent the authorization by the owner of the registered trademark,the use of the registered trademark or a similar trademark on the same category of goods or similar goods constitutes an infringement of the right to exclusive use of the registered trademark. The infringer shall,in accordance with the relevant regulations,cease the infringement activities,take correction actions,and compensate for losses.

Patents

Pursuant to the Patent Law of the PRC promulgated on March 12,1984,last amended on October 17,2020 and effective June 1,2021,and the Rules for the Implementation of the Patent Law of the PRC amended on January 9,2010 and effective February 1,2010, after the grant of the patent right for inventionsand utility models, except otherwise regulated under the Patent Law, no entity or individual may,without the authorization of the patent owner,exploit such patent,that is to manufacture,use,offer to sell,sell or import the patented product,or use the patented process,and use,offer to sell,sell or import products directly obtained from such patented process,for production or business purposes.After the patent right is granted for a design,no unit or individual shall,without the authorization of the patent owner,exploit such patent,that is to manufacture,offer to sell,sell,or import any product containing such patented design for production or business purposes.Where infringement has been established,the infringer shall, in accordance with the relevant regulations, be ordered to cease the infringement activities,take corrective actions,and compensate for losses.

Copyrights

Pursuant to the Copyright Law of the PRC promulgated on September 7,1990,last amended on November 11,2020 and effective June 1, 2021,works of PRC citizens,legal persons or other organizations shall, regardless of whether they have been published,be entitled to the copyright pursuant to this law.Works include written works; oral works; musical, dramatic,opera,dance,acrobatic and artistic works; visual arts, architectural works; photographic works; film works and works created using methods similar to filmmaking; graphical works and modeling works such as engineering design graphs,product design graphs,maps and schematic diagrams; computer software; and other works stipulated by legal and administrative regulations.

Pursuant to the Regulation on Protection of Computer Software promulgated on December 20,2001,last amended on January 30,2013 and effective date on March 1,2013,software copyright is conferred on the software development completion date.The protection period for a software copyright of a legal person or other organizations lasts for 50 years, concluding on the day of December 31 in the 50th year after the initial release of the software.However,in the case where the software has not been released within 50 years from its development completion date,protection shall no longer be offered by these regulations.A software copyright holder may register with competent software registration authority under the State Council Copyright Administrative Department.Registration certification documents issued by the competent software registration authority serve as the prima facie proof of such registration.

Regulations in relation to M&A Rules and Overseas Listing

Accordance with the M&A Rules which was promulgated by the MOFCOM,the State-owned Assets Supervision and Administration Commission of the State Council,the SAT,the State Administration for Industry and Commerce,the CSRC and SAFE and took effect on September 8,2006 and was subsequently amended on June 22,2009 by the MOFCOM,a foreign investor was required to obtain necessary approvals when (i) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise,or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it intoa foreign-invested enterprise; or (ii) a foreign investorestablishes a foreign-invested enterprise which purchaseand operates the assets of a domestic enterprise,or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to article 11 of the M&A Rules,where a domestic company or enterprise,or a domestic natural person,through an overseas company established or controlled by it/him,acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required.According to the Manual of Guidance on Administration for Foreign Investment Access issued by MOFOM on December 18, 2008,the equity transfer by the Chinese shareholders to the foreign shareholders in an established foreign-invested enterprise shall not be governed by the provisions on mergers and acquisitions.It does not matter whether the Chinese party and the foreign party are related parties or whether the foreign party is an existing shareholder or a new investor.

As prior to the acquisition of all the equities of Shanghai Intchains by Jerryken Intelligent Technology (Shanghai) Co.,Ltd., Shanghai Intchains was a sino-foreign equity joint venture and did not belong to'domestic companies'based on M&A Rules.Therefore,the M&A Rules does not apply to the acquisition of all the equities of Shanghai Intchains by Jerryken Intelligent Technology (Shanghai) Co.,Ltd.and no approval from the CSRC is needed.

On July 6,2021,the State Council and General Office of the of the Communist Party China Central Committee issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,which steps-up scrutiny of overseas listings by companies and calls for strengthening cooperation in cross-border regulation,improving relevant laws and regulations on cyber security,cross-border data transmission and confidential information management,including the confidentiality requirement and file management related to the issuance and listing of securities overseas,enforcing the primary responsibility of the enterprises for information security of China based overseas listed companies and promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.Furthermore,establishing and improving a system of extraterritorial application of laws in the capital market are also mentioned, judicial interpretations and supporting rules for extraterritorial application provisions of the Securities Law shall be formulated as soon as possible.

On December 24, 2021,the CSRC issued Administrative Measures of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment),which would explicitly require domestic enterprises seeking to list their securities overseas to file with the CSRC and sets forth the general provisions for these record-filing requirements as well as the specific circumstances under which an offshore listing would be prohibited,and also includes provisions relating to data security,internal control system,share registration, fund raising, supervision of intermediaries,among others. On the same day, the CSRC issued Administrative Measures for the Record-filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comment),according to which domestic enterprises would be required to file a record with the CSRC for direct or indirect listing.The indirect overseas listing of a domestic enterprise refers to the occurrence of any of the following circumstances of an issuer: (1) the revenue,total profits,totalassets or net assets of a domestic enterprise in the most recent fiscal year accounts for more than 50% of the corresponding figure in the issuer's audited consolidated financial statements for the same period; and (2) a majority of the senior officers in charge of business operation and management of such entity are Chinese citizens or have a habitual residence in China,and the main place of business operation is located in China or carried out mainly in China.In addition,the domestic enterprise must report to the CSRC the following circumstances after completion of offering and listing: (1) any change of control of the issuer; (2) any measures adopted or required by the foreign securities'regulatory authorities or relevant competent authorities in connection with a foreign listing such as investigation and punishment ; and (3) the voluntary or compulsory termination of listing of any foreign securities by a domestic enterprise.This offering and listing and trading of our common stocks on the Nasdaq will be subject to the requirements of filing with the CSRC when the foregoing regulatory guidance is officially promulgated and became effective.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law,each of our PRC subsidiaries,as a foreign invested enterprise,or FIE,is required to draw 10% of its after-tax profits each year,if any,to fund a common reserve,and which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital.These reserves are not distributable as cash dividends. Furthermore,under the EIT Law,which became effective in January 2008,the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as 'resident'for tax purposes is 20%.The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council.However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies,such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise,and certain requirements specified by PRC tax authorities are satisfied.

Pursuant to the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control promulgated by SAFE in January 2017,which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction,banks shall check board resolutions regarding profit distributions,the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years'losses before remitting the profits.Moreover,domestic entities shall make detailed explanations of sources of capital and utilization arrangements,and provide board resolutions,contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations in relation to Cyber Security and Data Protection

On November 7, 2016, the Standing Committee of the National People's Congress (the 'SCNPC') promulgated the Cyber Security Law of the PRC,or Cyber Security Law,which became effective on June 1,2017. The Cyber Security Law requires network perators to perform certain functions related to cyber security protection and strengthen the network information management.On June 10,2021,the SCNPC promulgated the Data Security Law of the PRC, or the PRC Data Security Law, which became effective on September 1, 2021. Pursuant to the PRC Data Security Law,data refers to any record of information in electronic or any other form and data processing including the collection, storage,use,processing,transmission,provision,and public disclosure of data.

On December 28,2021,the Cyberspace Administration of China,or the CAC,jointly with other twelve PRC governmental authorities, promulgated the Measures for Cybersecurity Review,or Cybersecurity Measures, which became effective on February 15,2022.the Cybersecurity Measures provides that, among other things,

(i) online platform operators possessing personal information of more than one million users must apply to the Cybersecurity Review Office for a cybersecurity review before conducting any listing in a foreign country,

(ii) the purchase of network products and services of a critical information infrastructure operator and data processing activities of an online platform operator that affect or may affect national security shall be subject to the cybersecurity review,and (iii) the relevant governmental authorities in the PRC may initiate cyber security review if such governmental authorities determine any network products and services and data processing activities affect or may affect national security.

On November 14,2021,the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments),or Draft Cyber Data Regulations.According to the Draft Cyber Data Regulations,data processors shall,in accordance with relevant PRC regulations,apply for cybersecurity review when carrying out the following activities: (i) the merger,reorganization or separation of onlineplatform operators that have acquireda large numberof data resources related to nationalsecurity,economic development or public interests, which affects or may affect national security; (ii) processing personal information of more than one million individuals and seeking a listing in a foreign country; (iii) applying for listing in Hong Kong,which affects or may affect national security; and (iv) other dataprocessing activities that affect or may affectnational security.As at the date of this prospectus,the Draft CyberData Regulations are still in draft form and subject to change with substantially uncertainty.

Regulations on Employee Share Option Plans

Pursuant to the Notice of Issues Relatedto the Foreign Exchange Administration for Domestic Individuals Participating in StockIncentive Plan of Overseas Listed Company, or SAFE Circular 7,issued by the SAFE in February 2012,employees, directors, supervisors,and other senior management participating in any share incentive plan of an overseas publicly-listed company who are PRC citizens or non-PRC citizens residing in China for a continuousperiod of not less than one year,subject to a few exceptions, are required to register with SAFE through a domestic qualified agent,which may be a PRC subsidiary of such overseas listed company,and complete certain other procedures.See'Regulations on Foreign Exchange.'

In addition,the SAT has issued certain circulars concerning employee share options and restricted shares.Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax.The PRC subsidiaries of an overseas listed company are obligated to file documents related to employee share options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their share option or purchase restricted shares.If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations,the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Zhenda Li	56	Chief Executive Officer and Chairman of the Board of Directors
Yonghong Zang	49	Vice Chairman of the Board and General Manager
Yongfeng Zang	47	General Manager and Director
Haojing Zhu	42	General Manager and Director
Yiyu Zhu	44	Chief Operating Officer and Director

Introduction

  Zhenda Li is our Chief Executive Officer and Chairman of the Board of Directors and has served as our chairman since our inception in 2021.Since 2021,Mr.li has served as the Chairman of the company during her tenure.We believe that Mr.Li should serve as a member of our Board of Directors because he is experienced in founding,leading and managing companies.
  Yonghong Zang is our Vice Chairman of the Board and General Manager since 2014. Yonghong Zang, Bachelor of Design Art from Tianjin University of Technology, Master of Literature from Donghua University.Yonghong Zan holds the position of General Manager of the company. We believe that Yonghong Zan should serve as a member of our Board of Directors because he is experienced in managing companies.
  Yongfeng Zang is our General Manager and Director. Yongfeng Zang, Bachelor's degree from Shandong University of Technology, majoring in Mechanical Manufacturing.Yongfeng Zang, worked from Qingdao Haishan Group Shandong Machinery Import and Export Co., Ltd.
  Haojing Zhu is our General Manager and Director since 2018.Haojing Zhu worked as a research and development assistant at Shanghai Green Power New Energy Technology Co., Ltd.From 2016 to 2018, worked at Beijing Delway Co., Ltd . Haojing Zhu familiars with market insight,competitive analysis, strategic management methods and frameworks.he is responsible for multi regional market development,channel planning and management,and leads business teams of hundreds of people.
  Yiyu Zhu is our Chief Operating Officer and Director since 2021.With a solid educational background and rich experience in high-end projects, valuable skills have been brought to the fields of design, real estate development, and urban planning. She is adept at collaborating with diverse stakeholders and is able to manage complex projects, ensuring the delivery of both aesthetically pleasing and practical outcomes.

Board of Directors

Our board of directors will consist of: Mr. Zhenda Li, Ms.Yonghong Zang, Ms.Yongfeng Zang ,Ms.Haojing Zhu and Ms.Yiyu Zhu. Our board of directors will be chaired by Mr.Zhenda Li. Our board of directors will consist of five directors upon the SEC's declaration of effectiveness of our registration statement on Form F. Our board of directors will be chaired by Mr. Zhenda Li, effectiveness of our registration statement on Form F-1 of which this prospectus is a part, three of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting,a director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter,and if he or she does so his or her vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered.Our board of directors may exercise all the powers of the company to borrow money,mortgage or charge its undertaking,property and uncalled capital,and issue debentures,debenture stock and other securities whenever money is borrowed or as security for any debt,liability or obligation of the company or of any third party.None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Board Committees

Prior to the completion of this offering,we intend to establish an audit committee,a compensation committee and a nomination and corporate governance committee under our board of directors.We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee's members and functions are described below.

Audit Committee

Our audit committee will consist of     ,     and     ,      and will be chaired by Our board.
Our board of directors has determined that     ,       and satisfy the'independence'requirements of Rule 10A-3 under the ExchangeAct,and Nasdaq Marketplace Rule 5605(a)(2).Our audit committeewill consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering.We have determined that                qualifies as an'audit committee financial expert.' The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for,among other things:

  appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;
  setting clear hiring policies for employees or former employees of the independent auditor;
  reviewing with the independent auditor any audit problems or difficulties and management's response;
  reviewing and approving all related-party transactions;
  discussing the annual audited financial statements with management and the independent auditor;
  discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;
  reviewing analyzes or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
  reviewing with management and the independent auditor the effect of key transactions,related-party transactions and off-balance sheet transactions and structures;
  reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;
  reviewing policies with respect to risk assessment and risk management;
  reviewing our disclosure controls and procedures and internal control over financial reporting;
  reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;
  establishing procedures for the receipt,retention and treatment of complaints we received regarding accounting,internal accounting controls orauditing matters and the confidential,anonymous submission by our employees f concerns regarding questionable accounting or auditing matters;
  periodically reviewing and reassessing the adequacy of our audit committee charter;
  evaluating the performance,responsibilities,budget and staffing of our internal audit function and reviewing and approving the internal audit plan;and reporting regularly to the board of directors.

  reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;
  reviewing policies with respect to risk assessment and risk management;
  reviewing our disclosure controls and procedures and internal control over financial reporting;
  reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;
  establishing procedures for the receipt,retention and treatment of complaints we received regarding accounting,internal accounting controls orauditing matters and the confidential,anonymous submission by our employees f concerns regarding questionable accounting or auditing matters;
  periodically reviewing and reassessing the adequacy of our audit committee charter;
  evaluating the performance,responsibilities,budget and staffing of our internal audit function and reviewing and approving the internal audit plan; andreporting regularly to the board of directors.

Compensation Committee
Our compensation committeewill consist of       ,       and      and will be chairedby      .Our board of directors has determined that and     satisfy the'independence'requirements of Nasdaq Marketplace Rule 5605(a)(2).Our compensation committee assists the board in reviewing and approving the compensation structure,including all forms of compensation,relating to our executive officers.The compensation committee is responsible for,among other things:

  reviewing and approving,or recommending to the board for its approval, the compensation of our executive officers;
  reviewing and evaluating our executive compensation and benefits policies generally;
  in consultation with our chief executive officer,periodically reviewing our management succession planning;
  reporting to our board of directors periodically;
  evaluating its own performance and reporting to our board of directors on such evaluation;
  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors;and selecting compensation consultant,legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

Nomination and Corporate Governance Committee
Our nomination and corporate governance committee will consist of    and   ,and will be chaired by    . Our board of directors has determined that    and satisfy the'independence' requirements of Nasdaq Marketplace Rule 5605(a)(2).The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.The nomination and corporate governance committee is responsible for,among other things:

  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;
  evaluating,at least annually, its own performance and reporting to the board of directors on such evaluation;
  leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;
  reviewing the evaluations prepared by each board committee of such committee's performance and considering any recommendations for proposed changes to our board of directors;
  reviewing and approving compensation (including equity-based compensation) for our directors;
  overseeing compliance with the corporategovernance guidelines and code of business conductand ethics and reporting on such compliance to the board of directors; and reviewing and assessing periodically the adequacyof its charter and recommending any proposed changesto the board of directors for approval.

Terms of Directors and Executive Officers

  Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.
  Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Corporate Governance

Our board of directors has adopted a code of business conducts and ethics,which is applicable to all of our directors,officers, employees and advisors.We will make our code of business conducts and ethics publicly available on our website.In addition,our board of directors has adopted a set of corporate governance guidelines.The guidelines reflect certain guiding principles with respect to our board's structure,procedures and committees.The guidelines are not intended to change or interpret any law, or our memorandum and articles of association,as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

Limitation on Liability and Other Indemnification Matters

Hong Kong law allows us to indemnify our directors,officers and auditors acting in relation to any of our affairs against actions,costs,charges,losses,damages and expenses incurredby reason of any act done or omitted in the execution of their dutiesas our directors,officers and auditors.

Under our amended and restated memorandum and articles of association to be adopted upon the closing of this offering,we may indemnify our directors and officers to,among other persons, our Directors and officers from and against all actions, costs,charges, losses,damages and expenses which they or any of them may incur or sustain by reason of any act done,concurred in or omitted in or about the execution of theirduty or supposedduty in theirrespective offices or trusts,exceptsuch (if any) as they shall incuror sustain throughtheir own fraud or dishonesty.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time.The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice.We may terminate the executive officer's employment for cause,at any time,without advance notice or remuneration,for certain acts of the executive officer,such as conviction or plea of guilty to a felony or any crime involving moral turpitude,negligent or dishonest acts to our detriment,or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use,except for the benefit of our company,any proprietary information,technical data,trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients,received by our company.Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers,pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Executive Officers

For the fiscalyear ended December31,2023 and the nine monthsended September 30,2024,we and our subsidiaries paid aggregate cash compensation of approximately RMB    (US$   ); and RMB       (US$     ) respectively, to ourdirectors and executive officers as a group.Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance,medical insurance,unemployment insurance and other statutory benefits and a housingprovident fund.We do not pay or set asideany amounts for pensions,retirement,other cash compensation or other benefits for our officers and directors.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934,as amended (the'Exchange Act'). As such,we are exempt from certain provisions applicable to United States domestic public companies.For example:

  we are not required to provide as many Exchange Act reports,or as frequently,as a U.S.domestic public company;
  for interim reporting,we are permitted to comply solely with our home country requirements,which are less rigorous than the rules that apply to domestic public companies;
  we are not required to provide the same level of disclosure on certain issues, such as executive compensation;
  we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;
  we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies,consents,or authorizations in respect of a security registered under the Exchange Act; and
  we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any'short-swing'trading transaction.
  We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers,which permit us to follow certain corporate governance rules that conform to the HONG KONG requirements in lieu of many of the Nasdaqcorporate governance rules applicable to U.S.companies.As a result,our corporategovernance practices may differ from those you might otherwiseexpect from a U.S.companylisted on Nasdaq

PRINCIPAL SHAREHOLDERS

Except as specifically noted,the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

  each of our directors and executive officers; and
  each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person,we have included shares that the person has the right to acquire within 60 days,including through the exercise of any option,warrant or other right or the conversion of any other security.These shares,however,are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
	Number	%	Number	%
Zhenda Li	7190000	71.90%
Yonghong Zang	1500000	15%
Yongfeng Zang	380000	3.80%
Haojing Zhu	450000	4.50%
Yiyu Zhu	480000	4.80%
All executive officers,continuing directors and director nominees as a group (5persons)	10,000,000	100.00%

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the HONG KONG and our corporate affairs are governed by our amended and restated memorandum and articles of association,the Companies Act,and the common law of the HONG KONG.

As of the date of this prospectus,our authorized share capital is US$( )divided into ( )Ordinary Shares of par value of US$0.0001 each.All of our shares to be issued in the offering will be issued as fully paid.There are( ) Ordinary Shares issued and outstanding as of the date of this prospectus.

Ordinary Shares

As of the date of this Prospectus,the Company has no outstanding options, warrants and other convertible securities.

Listing

We have received the approval letter from Nasdaq to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol 'NOI'.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is     ..

Dividend

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors,subject to the Companies Act.Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.No dividend shall be paid otherwise than out of profits or,subject to the restrictions of the Companies Act,the share premium account.

Voting Rights

At each general meeting,each shareholderwho is present in person or by proxy (or, in the case of a shareholder being a corporation,by its duly authorized representative) will have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy (or,in the case of corporations,by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the Ordinary Shares cast by those shareholders who are present in person or by proxy (or,in the case of corporations,by their duly authorized representatives) at a general meeting.Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company,as permitted by the Companies Act and our amended and restated memorandum and articles of association.A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the Hong Kong but our amended and restated memorandum and articles of association do not provide for cumulative voting.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary Shares under our amended and restated memorandum and articles of association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act,insofaras they relateto the material terms of our OrdinaryShares.They do not purportto be complete.Reference is made to ouramended and restated memorandum and articles f association, a copy of which is filed as an exhibit to theregistration statement of which this prospectus is a part (and which is referred to in this section as,respectively,the'memorandum'and the 'articles').

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think necessary or desirable.We must provide notice counting from the date service is deemed to take place,stating the place,the day and the hour of the general meeting and,in the case of special business,the general nature of that business,to such persons who are entitled to receive such notices from the Company.Our board of directors must convene a general meeting upon the written requisition of one or more shareholders entitled to attend and vote at general meeting of the Company holding not less than 10% of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business.One or more shareholders present in person or by proxy holding in aggregate at least a majority of the paid up voting share capital of the Company shall be a quorum. If,within half an hour from the time appointed for the meeting,a quorum is not present,the meeting,if convened upon the requisition of shareholders, shall be dissolved.In any other case,it shall stand adjourned to the same day in the next week,at the same time and place and if,at the adjourned meeting, a quorum is not present within half an hour from the time appointed for the meeting,the shareholders present and entitled to vote shall be a quorum.At every meeting,the shareholders present shall choose someone of their number to be the chairman.

A corporation that is a shareholder shall be deemed for the purpose of our amended and restated memorandum and articles of association to be present at a general meeting in person if represented by its duly authorized representative.This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Meetings of Directors

The business of our company is managed by the directors. Our directors are free to meet at such times and in such manner and places within or outside the Hong Kong as the directors determine to be necessary or desirable.The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed,if there be more than two directors shall be two,and if there are two or less Directors shall be one.An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up and the assets available for distribution among our shareholdersare more than sufficient to repay the whole of the paid up capital at the commencement of the winding up,the excess shall be distributable among those shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid up capital,such assets shall be distributed so that,as nearly as may be,the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them,respectively.If we are wound up,the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not),and may,for such purpose,set such value as the liquidator deems fair upon any property to be divided and maydetermine how such division shall be carried ut asbetween the shareholdersor different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trusts for the benefit of the shareholders as the liquidator shall think fit,but so that no shareholder will be compelled to accept any assets,shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served tosuch shareholders at least one month prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption,Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption,at our option,on such terms and in such manner as may be determined,before the issue of such shares,by our board of directors or by an ordinary resolution of our shareholders.The Companies Act and our amended and restated memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act,our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq,the U.S.Securities and Exchange Commission,or by any other recognized stock exchange on which our securities are listed,we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act,the repurchase of any share may be paid out of our Company's profits,or out of the share premium account,or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase,or out of capital.If the repurchase proceeds are paid out of our Company's capital,our Company must,immediately following such payment,be able to pay its debts as they fall due in the ordinary course of business.In addition,under the Companies Act, no such share may be repurchased (1) unless it is fully paid up,and (2) if such repurchase would result in there being no shares outstanding other than shares held as treasury shares.The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company's articles of association.If the articles do not authorize the manner and terms of the purchase,a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of the company.In addition,under the Companies Act and our amended and restated memorandum and articles of association,our Company may accept the surrender of any fully paid share for no consideration unless,as a result of the surrender,the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time,our share capital is divided into different classes of shares,all or any of the rights attached to any class of our shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the consent in writing of the holders of two- thirds of the issued shares of that class or with the sanction of a resolution passed by at least a two-thirds majority of holders of shares of that class as may be present in person or by proxy at a separate general meeting of the holders of shares of that class.

Changes in Capital

We may from time to time by an ordinaryresolution of our shareholders:

  increase the share capital of our Companyby new shares of such amount as it think sexpedient;
  consolidate and divideall or any of our share capitalinto shares of larger amountthan its existingshares of shares;
  subdivide its existing shares,or any of them,into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount,if any,unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived, and cancel any shares that,at the date of the passing of the resolution,have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.In addition,there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued shares,to the extent available,from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies.Any company that is registered in the HONG KONG but conducts business mainly outside of the HONG KONG may apply to be registered as an exempted company.The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  does not have to file an annual return of its shareholders with the Registrar of Companies;
  is not required to open its register of members for inspection;
  does not have to hold an annual general meeting;
  may issue negotiable or bearer shares or shares with no par value;
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
  may register by way of continuation in another jurisdiction and be deregistered in the HONG KONG;
  may register as a limited duration company; and
  may register as a segregated portfolio company.

'Limited liability'means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

SHARES ELIGIBLE FOR FUTUR SALE

Upon completion of this offering,we will have Ordinary Shares outstanding assuming the underwriters do not exercise their over- allotment option to purchase additional Ordinary Shares.Of that amount, Ordinary Shares will be publicly held by investors participating in this offering,and Ordinary Shares will be held by our existing shareholders,some of whom may be our'affiliates'as that term is defined in Rule 144 under the Securities Act.As defined in Rule 144,an'affiliate'of an issuer is a person that directly,or indirectly through one or more intermediaries,controls,or is controlled by,or is under common control with,the issuer.Prior to this offering,there has been no public market for our Ordinary Shares.While we intend to list the Ordinary Shares on the Nasdaq Capital market,we cannot assure you that a regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering,or the perception that such sales may occur,could adversely affect market prices prevailing from time to time.As described below,only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale.Nevertheless, after these restrictions lapse,future sales of substantial amounts of our ordinary share,including ordinary share issued upon exercise of outstanding options, in the public market in the United States,or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our'affiliates'in the United States without restriction or further registration under the Securities Act.Ordinary shares purchased by one of our'affiliates'may not be resold,except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are,and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be,'restricted securities,'as that term is defined in Rule 144 under the Securities Act.These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act.These rules are described below.

Lock-Up Agreements

Our directors,executive officers and shareholders have agreed,subject to limited exceptions,not to offer,pledge,announce the intention to sell,sell,contract to sell,sell any option or contract to purchase,purchase any option or contract to sell,grant any option,right or warrant to purchase or otherwise dispose of,directly or indirectly,or enter into any swap or other agreement that transfers,in whole or in part,any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of 6 months after the date of this prospectus,without the prior written consent of the presentative.The Company is also prohibited from conducting offerings during this period and from re-pricing or changing the terms of existing options and warrants.See'Underwriting.'

Rule 144

All of our Ordinary Shares outstanding prior to this offering are 'restricted shares'as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements.Under Rule 144 as currently in effect,a person who has beneficially owned our restricted shares for at least six months is generally entitled to sellthe restricted securitieswithout registration under the SecuritiesAct beginning 90 days after the date of this prospectus,subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144.Our affiliates may only sell a number of restricted shares within any three-month period that does not exceed the greater of the following,

  1% of the then outstanding Ordinary Shares, which will equal approximately Ordinary Shares immediately after this offering; or
  the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders,and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions,the requirement of the availability of current public information about us,and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general,under Rule 701 of the Securities Act as currently in effect,each of our employees,consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Ordinary Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144,but without compliance with some of the restrictions,including the holding period,contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material PRC,and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus,all of which are subject to change.This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares,such as the tax consequences under state,local and other tax laws.

PRC Taxation

In March 2007,the National People's Congress of China enacted the Enterprise Income Tax Law,which became effective on January 1, 2008 and was amended on February 24,2017.The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their 'de facto management bodies'located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income.The Implementing Rules of the Enterprise Income Tax Law further defines the term'de facto management body'as the management body that exercises substantial and overall management and control over the business,personnel,accounts and properties of an enterprise.

In addition,SAT Circular 82 issued by SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties,accounting books,company seal,minutes of board meetings and shareholders'meetings;and

(d) half or more of the senior management or directors having voting rights.Further to SAT Circular 82,SAT issued SAT Bulletin 45, which took effect in September 2011,to provide more guidance on the implementation of SAT Circular 82.SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Our company is a company incorporated outside the PRC.As a holding company,its key assets are its ownership interests in its subsidiaries, and its key assets are located,and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC.As such,we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise.However,there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China,in which case we or the overseas subsidiaries,as the case may be,would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income.If the PRC tax authorities determine that our Hong Kong holdingcompany is a 'resident enterprise'for PRC enterprise income tax purposes,a 10% tax may be withheld on dividends we pay to our non-PRC enterprise shareholders and may be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares if such dividends or gains are deemed to be from sources within the PRC.Furthermore,non-PRC resident individual holders of our shares may be subject to tax of 20% on dividends and any gains if such amounts are deemed to be derived from sources within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty.However,it is unclear whether,if we are considered a PRC resident enterprise,holders of our shares would be able to claim the benefit f income tax treaties or agreements entered into between China and other countries or areas.

United States FederalIncome Tax Considerations

The following discussion is a summary of U.S.federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S.Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as'capital assets'(generally,property held for investment) under the U.S.Internal Revenue Code of 1986,as amended,or the Code.This discussion is based upon existing U.S.federal tax law,which is subject to differing interpretations or change,possibly with retroactive effect.No ruling has been sought from the Internal Revenue Service,or the IRS,with respect to any U.S.federal income tax considerations described below,and there can be no assurance that the IRS or a court will not take a contrary position.This discussion,moreover,does not address the U.S.federal estate,gift,and alternative minimum tax considerations,the Medicare tax on certain net investment income,information reporting or backup withholding or any state,local,and non-U.S.tax considerations,relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S.federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

  banks and other financial institutions;
  insurance companies;
  pension plans;
  cooperatives;
  regulated investment companies;
  real estate investment trusts;
  broker-dealers;
  traders that elect to use a mark-to-market method of accounting;
  certain former U.S. citizens or long-term residents;
  tax-exempt entities(including private foundations);
  individual retirement accounts or other tax-deferred accounts;
  persons liable for alternative minimum tax;
  persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;
  investors that will hold their Ordinary Shares as part of a straddle,hedge,conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
  investors that have a functional currency other than the U.S. dollar;
  persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value);or partnerships or other entities taxable as partnerships for U.S.federal income tax purposes,or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S.Holder is urged to consult its tax advisor regarding the application of U.S.federal taxation to its particular circumstances,and the state,local,non-U.S.,and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a 'U.S. Holder'is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S.federal income tax purposes) created in,or organized under the laws of the United States or any state thereof or the District of Columbia;
  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
  a trust (i) the administration of which is subject to the primary supervision of a U.S.court and which has one or more U.S.persons who have the authority to control all substantial decisions of the trust,or (ii) that has otherwise validly elected to be treated as a U.S.person under the Code.
  If a partnership (or other entity treated as a partnership for U.S.federal income tax purposes) is a beneficial owner of our Ordinary Shares,the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

UNDERWRITING

In connection with this offering,we will enter into an underwriting agreement with ,as representative of the Underwriters,or the Representative,in this offering.The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.The Underwriters will be agreed to purchase from us,on a firm commitment basis,the number of ordinary shares set forth opposite its name below,at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number Shares

Total

The underwriters are offering the Ordinary Shares subject to their acceptanceof the Ordinary Shares from us and subject to prior sale.The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions.The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken.However, the underwriters are not required to take or pay for the Ordinary Shares covered by the Representative's option to purchase additional Ordinary Shares described below.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ordinary shares within the U.S.or to any U.S.persons.

Fees,Commissions and Expense Reimbursement

We will pay the Underwriter a discount equivalent to seven percent (7%) of the gross proceeds of this offering.The Underwriter proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee ('underwriting discount') set forth on the coverpage of this prospectus.If all of the ordinaryshares offered by us are not sold at the offering price,the Underwriter may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Underwriter with this offering:

Per Ordinary Share
Public offering price
Underwriting fees and commissions (7%)
Proceeds, before expenses,to us

In addition to the cash commission,we will also reimburse the Underwriter for accountable out-of-pocket expenses not to exceed $ .Such accountable out-of-pocket expenses include no more than $ in Underwriter's legal counsel fees,due diligence and other like expenses not to exceed $ and road show, travel, on-boarding fees and other reasonable out-of-pocket accountable expenses not to exceed $ ,background checks expenses not to exceed $ ,and DTC eligibility fees and expenses not to exceed $ . We have paid to $ in accountable expenses as of the date hereof,which will be refundable to us to the extent actually not incurred by the Underwriter in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the offering,other than the underwriting fees and commissions, will be approximately $.

We are discussing the offering with some underwriters.As of the date of this prospectus,we have not yet determined that the underwriters have entered into an underwriting agreement.The underwriting data used below is derived from industry practice and normal fees,which will not be formally recognized until an underwriting agreement is reached.The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement

Lock-Up Agreements

Each of our directors,executive officers,and principal shareholders (5% or more shareholders) of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six (6) months from the effective date of this registration statement of which this prospectus forms a part,subject to certain exceptions,with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares.

Pricing of the Offering

Prior to the completion of this offering,there has been no public market for our Ordinary Shares.The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriters.Among the factors considered in determining the initial public offering price of the Ordinary Shares,in addition to the prevailing market conditions,are our historical performance,estimates of our business potential and earnings prospects,an assessment of our management,and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer,Sale,and Distribution of Ordinary Shares

A prospectus in electronic formatmay be made available on the websitesmaintained by the underwriters or selling groupmembers,if any,participating in this offering and the underwriters may distribute prospectuses electronically.The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to its online brokerage account holders.The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.Other than the prospectus in electronic format,the information on these websites is not part of,nor incorporated by reference into,this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters,and should not be relied upon by investors.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act,including without limitation,Rule 10b-5 and Regulation M under the Exchange Act.These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal.Under these rules and regulations,the Underwriter:

  may not engagein any stabilization activity in connection with our securities; and
  may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities,other than as permitted under the Exchange Act,until it has completed its participation in the distribution.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares,or the possession,circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares,where action for that purpose is required. Accordingly,the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published,in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1,including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus.You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares.This prospectus summarizes material provisions of contracts and other documents that we refer you to.Since the prospectus may not contain all the information that you may find important,you should review the full text of these documents.

Immediately upon the completion of this offering,we will be subject to periodic reporting and other informational requirements of the Exchange Act,as applicable to foreign private issuers.Accordingly,we will be required to file reports,including annual reports on Form 20-F,and other information with the SEC.As a foreign private issuer,we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a),(b) and (c) of the Exchange Act,and our executive officers,directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements,reports and otherinformation so filedcan be inspected and copiedat the public reference facilities maintained by the SEC at 100 F Street,N.E.,Washington,D.C.20549.You can requestcopies of these documents upon payment of a duplicating fee,by writing to the SEC.Please call the SEC at 1-800-SEC-0330 for further information on the operation of the publicreference rooms.The SEC also maintains a website that contains reports,proxy statements and other information about issuers,such as us,who file electronically with the SEC.The address of that website is http://www.sec.gov.The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.You must not rely on any unauthorized information or representations.This prospectus is an offer to sell only the securities offered hereby,but only under circumstances and in jurisdictionswhere it is lawful to do so.The informationcontained in this prospectus is current only as of its date.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED. AND SUBSIDIARIES
TABLE OF CONTENTS

Unaudited Condensed Consolidated Financial Statements	79
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024	80
Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Fiscal Years Ended June 30, 2024	81
Unaudited Condensed Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2024	82

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands of United States dollars ('US$'), except for share and per share data)

As the fiscal years ended June 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	2257.63
Prepaid expenses and other current assets	2519.13
Other receivables	111.36
Inventories	1251.72
Total current assets	6139.85

NON-CURRENT ASSETS:
Property, plant and equipment, net	28444.14
Total non-current assets	28444.14
TOTAL ASSETS	34583.99

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES ANDSHAREHOLDERS'DEFICIT
Current liabilities
Accounts and other payables, and accruals	4491.92
Unearned revenue	0
Taxes payable	0
Salary and welfare payable	25.09
Prepayments	0
Other payables	337.23
Total Current Liabilities	4854.24

Non-Current Liabilities
Total non-current liabilities	0
TOTAL LIABILITIES	4854.24

Shareholders'Equity
Ordinary shares	28275.86
Additional paid in capital	0
Retained earnings	1453.89
Accumulated other comprehensive income (loss)	0
Total Shareholders'equity	29729.75
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	34583.99

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(All amounts in thousands of United States dollars ('US$'), except for share and per share data)

As the fiscal years ended June 30, 2024
REVENUES	2619.96
COST OF REVENUES	462.39
GROSS PROFIT	2157.57

OPERATING EXPENSES
Selling expenses	346.47
General and administrative expenses	346.79
Taxes and Surcharges	0
Financial expenses	0.32
OPERATING EXPENSES	693.58

OTHER INCOME (EXPENSE)
Other income	0
Other expenses	0
INCOME BEFORE INCOME TAX EXPENSE	1463.98
INCOME TAX EXPENSE	0
NET INCOME	1463.98

COMPREHENSIVE INCOME:	1463.98
Net income	0
Foreign currency translation adjustment	0
COMPREHENSIVE INCOME	1463.98

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands of United States dollars ('US$'), except for share and per share data)

As the fiscal years ended June 30, 2024
Cash flows from operating activities
Cash received from sales of finished goods, merchandise and services	7,212.43
Other cash received in connection with operating activities	472.14
Cash paid for purchases of goods, merchandise and services	5,091.55
Payment of Employees Salaries	369.03
Payment of Taxes	397.45
Other cash paid in connection with operating activities	852.29
Net cash (used in) generated by operating activities	974.24

Cash flows from investing activities
Purchase of plant and equipment	0

Net cash (used in) generated by investing activities	0

Cash flows from financing activities
Other cash paid in connection with financing activities	208.33
Net cash (used in) generated financing activities	208.33
Effect of exchange rate fluctuation on cash and cash equivalents	0.00
Net increase in cash	377.33

Cash balance at the end of the period	1,143.24

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 1 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of HONG KONG, on the September 16, 2024

GLOBAL EAGLE CHINA LIFE TECHNOLOGY CO.,LIMITED.

By: /s/  Zhenda Li
Name: Zhenda Li
Title: Chief Executive Officer and Chairman of the Board of Direct

Pursuant to the requirements of the Securities Act of 1933,as amended, this registration statement has been signed by the following persons onbehalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Zhenda Li	Chief Executive Officer and Chairman of the Board of Directors	September 16, 2024
Yonghong Zang	Vice Chairman of the Board and General Manager	September 16, 2024
Yongfeng Zang	General Manager and Director	September 16, 2024
Haojing Zhu	General Manager and Director	September 16, 2024
Yiyu Zhu	Chief Operating Officer and Director	September 16, 2024